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PROSPECTUS                                      FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-75862

                          CUBIST PHARMACEUTICALS, INC.

          $165,000,000 5 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2008
               SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION THEREOF

         SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF $39,000,000
                         8.5% SENIOR CONVERTIBLE NOTES

                               ------------------

    Selling securityholders identified in this prospectus may sell up to $165,000,000 principal amount of our 5 1/2% Convertible Subordinated Notes Due 2008, or subordinated notes, or shares of our common stock issued upon conversion of the subordinated notes. In addition, affiliates of John Hancock Life Insurance Company may sell shares of common stock received upon conversion of our 8.5% Senior Convertible Notes. We will not receive any of the proceeds from the sale of notes or common stock by the selling securityholders.

    The subordinated notes are convertible at any time prior to maturity into common stock at a conversion price of $47.20 per share, subject to adjustment upon certain events. Interest is payable on each November 1 and May 1, beginning May 1, 2002. The subordinated notes mature on November 1, 2008.

    We may redeem some or all of the subordinated notes on or after November 3, 2004 at the redemption prices and on the terms set forth in this prospectus. You may require us to repurchase your subordinated notes at the prices and on the terms set forth in this prospectus.

    Our common stock is quoted on the Nasdaq National Market under the symbol "CBST." The closing bid price of our common stock on the Nasdaq National Market on February 13, 2002 was $17.03 per share. The subordinated notes are eligible for trading in the PORTAL Market.

                  INVESTING IN THE SECURITIES INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THE SECURITIES MAY BE SOLD FROM TIME TO TIME BY THE SELLING SECURITYHOLDERS OR THEIR DONEES, PLEDGEES, TRANSFEREES AND OTHER SUCCESSORS IN INTEREST IN ONE OR MORE TRANSACTIONS AT FIXED PRICES, AT MARKET PRICES AT THE TIME OF SALE, AT VARYING PRICES DETERMINED AT THE TIME OF SALE OR AT NEGOTIATED PRICES.

                THE DATE OF THIS PROSPECTUS IS FEBRUARY 14, 2002
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    WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT IS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES IN ANY JURISDICTION WHERE AN OFFER OR SOLICITATION IS NOT PERMITTED. NO SALE MADE PURSUANT TO THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS.

                               TABLE OF CONTENTS

                                                                PAGE
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
Where You Can Find More Information.........................      1
Certain Information We Are Incorporating by Reference.......      1
Summary.....................................................      3
Risk Factors................................................      7
Special Note on Forward-Looking Statements and Industry
  Data......................................................     18
Use of Proceeds.............................................     18
Ratio of Earnings to Fixed Charges..........................     18
Dividend Policy.............................................     19
Description of Senior Indebtedness..........................     20
Description of Subordinated Notes...........................     23
Description of Capital Stock................................     40
Certain U.S. Federal Tax Considerations.....................     45
Selling Securityholders.....................................     52
Plan of Distribution........................................     56
Experts.....................................................     57
Legal Matters...............................................     57

                            ------------------------

    Cubist and Cidecin are our registered trademarks. NatPure, NatChem, NatGen and VITA are our trademarks. This prospectus contains trademarks and trade names of other companies.

                                       i
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                      WHERE YOU CAN FIND MORE INFORMATION

    We are subject to the information and reporting requirements of the Securities Exchange Act, under which we file periodic reports, proxy and information statements and other information with the SEC. Copies of the reports, proxy statements and other information may be examined without charge at the Public Reference Section of the SEC, 450 Fifth Street, N.W. Washington, D.C. 20549, or on the Internet at http://www.sec.gov. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. These reports, proxy and information statements and other information may also be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

    We have filed a Registration Statement on Form S-3 under the Securities Act of 1933 with the SEC with respect to the common stock being offered pursuant to this prospectus. This prospectus omits certain information contained in the Registration Statement on Form S-3, as permitted by the SEC. Refer to the Registration Statement on Form S-3, including the exhibits, for further information about Cubist, the notes and the common stock being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the Registration Statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above.

             CERTAIN INFORMATION WE ARE INCORPORATING BY REFERENCE

    We "incorporate by reference" our documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act until this offering is completed. This means that we can disclose important business, financial and other information in this prospectus by referring you to the documents containing this information. All information incorporated by reference is part of this prospectus, unless and until that information is updated and superseded by the information contained in this prospectus or any information filed with the SEC and incorporated later. Any information that we subsequently file with the SEC that is incorporated by reference will automatically update and supersede any previous information that is part of this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act:

    - our Annual Report on Form 10-K for the year ended December 31, 2000, filed with the SEC on April 2, 2001;

    - our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the SEC on May 15, 2001;

    - our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001;

    - our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed with the SEC on November 14, 2001;

    - our Current Reports on Form 8-K filed with the SEC on January 17, 2002, June 19, 2001, May 8, 2001, March 27, 2001, January 22, 2001 and
      January 8, 2001;

    - the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on September 17, 1996, including any amendments or reports filed for the purpose of updating that description; and

                                       1
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    - the description of the preferred stock purchase rights for our Series A
      Junior Participating Preferred Stock contained in our registration statement on Form 8-A filed with the SEC on August 2, 1999, including any amendments or reports filed for the purpose of updating that description.

    We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to:

           Cubist Pharmaceuticals, Inc.
           65 Hayden Avenue
           Lexington, MA 02421
           Attn: Jennifer LaVin
           (781) 860-8362
           e-mail: jennifer.lavin@cubist.com

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                                    SUMMARY

    THE FOLLOWING SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS," AS WELL AS THE INFORMATION INCORPORATED BY REFERENCE HEREIN, BEFORE DECIDING TO PARTICIPATE IN THIS OFFERING.

                                  OUR COMPANY

OVERVIEW

    Cubist Pharmaceuticals, Inc. is a pharmaceutical company focused on the research, development and commercialization of novel antimicrobial drugs to combat serious and life-threatening bacterial and fungal infections. We are currently conducting multiple Phase III trials for Cidecin (daptomycin for injection), our lead product candidate and the first in a new class of antimicrobial drug candidates called lipopeptides. Since Cidecin attacks bacteria through a novel mechanism and has demonstrated the unique ability IN VITRO to rapidly kill virtually all clinically significant Gram-positive bacteria, it may be particularly effective in treating infections caused by drug-resistant bacteria that cannot be eradicated by existing antibiotics. In addition, Cidecin's once-daily dosing regimen, which appears to optimize safety and efficacy, may provide more convenient, cost-effective dosing administration relative to existing antibiotics that require multiple daily doses. Data collected from the first two completed pivotal Phase III trials examining the safety and efficacy of Cidecin in the treatment of complicated skin and soft tissue infection demonstrated that Cidecin achieved the trials' primary endpoint mandated by the United States Food and Drug Administration, or FDA, by exhibiting sufficient antibacterial activity to be statistically equivalent to existing agents. However, on January 16, 2002 we announced that the primary endpoint of demonstrating non-inferiority to an active comparator agent was not achieved in our Phase III trials investigating the safety and efficacy of Cidecin in the treatment of community-acquired pneumonia requiring hospitalization. In view of such data, we are re-evaluating our options regarding the community-acquired pneumonia indication and the intended timing of its New Drug Application filing. We may consider filing the New Drug Application this year based on the complicated skin and soft tissue and resistance data, may complete a community-acquired pneumonia program prior to filing, or may pursue alternative indications. We will work in close collaboration with the FDA over the next several months to establish the registration strategy for Cidecin going forward.

    We have licensed to Gilead Sciences, Inc. the exclusive right to commercialize Cidecin in selected European countries following regulatory approval and have retained rights to develop, manufacture and market Cidecin in the rest of the world.

    We are developing an oral formulation of the antibiotic ceftriaxone, which is currently available only in an intravenous formulation and marketed by Hoffmann-La Roche under the brand name Rocephin. We have initiated proof of principle studies in humans for oral ceftriaxone.

ANTIINFECTIVE MARKET OPPORTUNITY

    According to The World Health Report 2000, infectious diseases are the leading cause of death worldwide. In July 1999, Scrip Reports estimated the worldwide antiinfective to be valued at $25 billion and, according to MedAd News, at least 13 branded agents each generate sales in excess of $300 million annually. In addition, the National Institute of Allergy and Infectious Disease has reported that hospitals worldwide are facing unprecedented crises from the rapid emergence and dissemination of microbes that are resistant to one or more antimicrobial agents. The increasing prevalence of drug-resistant bacterial and fungal pathogens has led to significantly higher mortality rates, prolonged hospitalizations, and higher health care costs. Despite these trends, according to a March 2001 Chembytes ezine article published on www.chemsoc.org only one new antimicrobial agent has been introduced from a new chemical class in over 30 years.

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PRODUCTS IN DEVELOPMENT

    CIDECIN.

    Cidecin is our lead product candidate and the first in a new class of antimicrobial drug candidates called lipopeptides. Under laboratory conditions, Cidecin exhibits rapid bactericidal activity against virtually all clinically significant Gram-positive bacteria, including multi-drug resistant bacteria. Gram-positive bacteria, such as STAPHYLOCOCCUS, STREPTOCOCCUS and ENTEROCOCCUS, targeted by Cidecin can cause a variety of serious infections that are a major cause of morbidity and mortality worldwide. Gram-positive bacteria can be differentiated from Gram-negative bacteria by the differences in the outer structure of the bacterial envelope. Gram-positive bacteria possess a singular cellular membrane and a thicker cell wall component, whereas Gram-negative bacteria possess a double cellular membrane with a small cell wall component. These cell surface characteristics greatly affect the ability of an antibiotic to penetrate the bacteria and reach its target site.

    We are currently evaluating the safety and efficacy of Cidecin in a clinical program with Phase II and Phase III trials underway for multiple indications, including complicated skin and soft tissue infections, community-acquired pneumonia and resistant enterococcal infections. In our current clinical trials, Cidecin is administered in a single daily dose, intravenously, over approximately 30 minutes. Cidecin has proven effective IN VITRO in killing virtually all clinically significant, including drug-resistant, Gram-positive bacteria, including VRE, MRSA and GISA. We believe that Cidecin's broad spectrum of IN VITRO activity could give it a clinical therapeutic advantage over existing drugs in treating serious life-threatening Gram-positive infections, particularly in patients with compromised immune systems and in patients with infections caused by drug-resistant Gram-positive bacteria. In addition, we believe Cidecin could have an advantage over antimicrobial drugs that require administration in multiple doses each day, that take longer than 30 minutes to administer or that are administered through a central venous catheter located in parts of the body other than the arm.

    We have completed two pivotal Phase III trials for the treatment of complicated skin and soft tissue infections caused by Gram-positive bacteria and one pivotal Phase III trial for the treatment of community-acquired pneumonia. In both of the complicated skin and soft tissue trials, Cidecin achieved the FDA-required primary endpoint of statistical equivalence to the comparator agents, which are currently considered optimal antibiotic standards of care for complicated skin and soft tissue infections. In addition, data from the first of these two trials demonstrated that clinically successful patients receiving Cidecin required fewer days of intravenous therapy than patients receiving the comparator agents and that Cidecin's safety profile was similar to that of the comparator agents. On January 16, 2002 we announced that the primary endpoint of demonstrating non-inferiority to an active comparator agent was not achieved in our Phase III trials investigating the safety and efficacy of Cidecin in the treatment of community-acquired pneumonia requiring hospitalization. In view of such data, we are re-evaluating our options regarding the community-acquired pneumonia indication and the intended timing of its New Drug Application filing.

    ORAL CEFTRIAXONE.

    We have acquired the worldwide rights to research, develop, manufacture and sell an oral version of ceftriaxone. Intravenous ceftriaxone, which had sales of over $1.0 billion in 2000, is a third-generation cephalosporin that has demonstrated a broad spectrum of bactericidal antimicrobial activity against Gram-positive and Gram-negative bacteria. We believe that, if successfully developed, an oral formulation could affect the utility and revenue potential of ceftriaxone by enabling community-based prescribing and access to patients treated with Rocephin who require step-down therapy from IV to oral. We have initiated proof of principle studies in humans for oral ceftriaxone.

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    ORAL DAPTOMYCIN.

    We are also developing an oral formulation of daptomycin that is currently in the pre-clinical stage of development. If successfully developed, oral daptomycin would enable us to compete in the market for step-down therapy. The ability to treat patients requiring step-down therapy with daptomycin could affect the utility and revenue potential of the drug.

OUR LIPOPEPTIDE PROGRAM

    Cidecin is the first member of a new class of chemical molecules called lipopeptides. Within traditional classes of antimicrobials, such as penicillins and cephalosporins, multiple antimicrobial drugs have been developed. Therefore, we expect there will be additional clinically useful lipopeptides with the potential for commercialization. To discover these compounds, we are engaged in a comprehensive drug discovery and development program designed to capitalize on our knowledge of the chemistry and biology of lipopeptides that we have acquired through our development work with Cidecin. Based on the results of this program, we have filed multiple patent applications on several different series of novel analogs and are currently screening these analogs to enable the selection of an investigational pre-clinical candidate.

OUR DRUG DISCOVERY PROGRAMS AND TECHNOLOGIES

    To discover novel antimicrobials for clinical development, our discovery platform integrates the scientific disciplines and technologies required to identify valid targets, perform rapid screening and apply medicinal chemistry. The core components of our discovery platform are our proprietary natural products, VITA and ChemInformatics technologies. We are applying our natural products drug discovery technologies to generate purified, fully chemically characterized and biologically active lead compounds. We are applying our VITA technology to validate unique therapeutic targets and to build assays to identify additional novel compounds. We are applying our ChemInformatics technology to maximize the utility of data generated from high-throughput screening of specific targets identified and validated using VITA.

    In February 1999, we entered into a collaborative research and license agreement with Novartis Pharma AG in which we granted Novartis a non-exclusive license to our VITA technology.

    We are also involved in a strategic partnership with Merck & Co. for the discovery and development of novel antiinfectives.

OUR BUSINESS STRATEGY

    - Develop and commercialize Cidecin.

    - Develop existing pre-clinical candidates.

    - Discover and develop new antimicrobial drugs.

    - License new drugs and new drug candidates.

    - License our VITA functional genomics and other technologies to pharmaceutical and biotechnology companies.

OUR ADDRESS

    Our headquarters are located at 65 Hayden Avenue, Lexington, Massachusetts, and our telephone number is (781) 860-8660.

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                             THE SECURITIES OFFERED

    This prospectus relates to the offer and sale from time to time by the selling securityholders of the following securities:

    - $165,000,000 aggregate principal amount of our 5 1/2% Convertible Subordinated Notes, or notes;

    - shares of common stock issued upon conversion of the subordinated notes after the date hereof; and

    - shares of common stock issued upon conversion of our 8.5% Senior Convertible Notes after the date hereof.

    The following is a summary of the material terms of the subordinated notes offered by this prospectus.

Notes offered..........................  $165,000,000 aggregate principal amount of 5 1/2%
                                         Convertible Subordinated Notes Due 2008
Interest...............................  Interest is payable at the rate of 5 1/2% per year on each
                                         November 1 and May 1, beginning on May 1, 2002.
Maturity...............................  November 1, 2008.
Conversion.............................  The subordinated notes are convertible at the option of the holder at any time prior to maturity into common stock at a conversion price of $47.20 per share, subject to
                                         adjustment upon certain events.
Provisional redemption.................  We may redeem some or all of the subordinated notes at any time prior to November 3, 2004 if the closing price of our common stock has exceeded 150% of the conversion price for at least 20 out of the 30 consecutive trading days
                                         immediately prior to our delivery of a redemption notice.
                                         If we redeem some or all of the subordinated notes prior
                                         to November 3, 2004 we will also make an additional
                                         payment on the redeemed subordinated notes equal to three
                                         years of interest per $1,000 note, minus the amount of any interest we actually paid on the subordinated notes. See
                                         "Description of Notes--Provisional Redemption."
Optional redemption....................  We may redeem some or all of the subordinated notes on or after November 3, 2004 at the declining redemption prices
                                         listed in this prospectus, plus accrued and unpaid
                                         interest. See "Description of Notes--Optional Redemption."
Repurchase at holder's option upon a
repurchase event.......................  You may require us to repurchase your subordinated notes upon a repurchase event in cash, or, at our option, in
                                         common stock, at 100% of the principal amount of the
                                         subordinated notes, plus accrued and unpaid interest.
Ranking................................  The subordinated notes will be subordinated to our senior indebtedness. As of February 12, 2002, we had
                                         approximately $44.8 million of senior indebtedness
                                         outstanding. The indenture for the subordinated notes does not limit our ability to incur additional indebtedness,
                                         senior or otherwise.
Use of proceeds........................  We will not receive any of the net proceeds from the sale of the subordinated notes or common stock offered by the
                                         selling securityholders.
Trading................................  The subordinated notes are eligible for trading in the
                                         PORTAL Market. Our common stock is traded on the Nasdaq
                                         National Market under the symbol "CBST."

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                                  RISK FACTORS

    INVESTING IN OUR COMPANY INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISKS DESCRIBED BELOW, TOGETHER WITH THE OTHER INFORMATION IN AND INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, BEFORE YOU MAKE A DECISION TO PARTICIPATE IN THIS OFFERING. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, OPERATING RESULTS OR FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY AFFECTED. THIS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE, AND COULD CAUSE YOU TO LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATING TO OUR BUSINESS

OUR OPERATING RESULTS FOR THE FORESEEABLE FUTURE WILL DEPEND SIGNIFICANTLY ON OUR ABILITY TO OBTAIN REGULATORY APPROVAL OF, AND TO SUCCESSFULLY COMMERCIALIZE, CIDECIN (DAPTOMYCIN FOR INJECTION).

    Cidecin is currently our only drug candidate in clinical trials. We may not receive revenues or royalties from commercial sales of Cidecin or any other drug in the foreseeable future, if at all.

    Our development of Cidecin involves a high degree of risk. Many important factors may affect our ability to successfully develop and commercialize Cidecin, including our ability to:

    - demonstrate safety and efficacy of Cidecin at each stage of the clinical trial process;

    - meet applicable regulatory standards and receive required regulatory approvals;

    - obtain, maintain and enforce necessary patents and licenses;

    - produce Cidecin in commercial quantities at reasonable costs;

    - obtain reimbursement coverage for Cidecin;

    - compete successfully against other products; and

    - market Cidecin successfully.

    We cannot be sure that we will successfully develop and commercialize Cidecin or that we will obtain required regulatory approvals for its commercialization. As a result, we may never generate revenues from Cidecin sales.

WE HAVE INCURRED SUBSTANTIAL LOSSES IN THE PAST AND EXPECT TO INCUR ADDITIONAL LOSSES OVER THE NEXT SEVERAL YEARS.

    Since we began operations, we have incurred substantial net losses in every fiscal period. We had net losses of $14.4 million in 1998, $24.1 million in 1999, $44.3 million in 2000 and $48.0 million through the first three quarters of 2001. We had an accumulated deficit of $156.2 million through September 30, 2001. These losses have resulted principally from costs in conducting research and development activities, conducting clinical trials and associated administrative costs.

    While we do not currently maintain cost accounting systems to accurately track costs on an individual project basis, based on an estimated average full-time equivalent basis, we estimate that in 2000 we incurred costs in an approximate aggregate amount of $4.5 million in connection with all of our research collaborations which generated approximately $4.3 million of revenue in the aggregate in 2000; and based on an estimated average full-time equivalent basis, we estimate that through the first three quarters of 2001, we incurred costs in an approximate aggregate amount of $1.9 million in connection with all of our research collaborations which generated approximately $2.1 million of revenue in the aggregate through the first three quarters of 2001.

    We expect to incur significant additional operating losses over the next several years as we expand our research and development efforts, pre-clinical testing and clinical trials and we implement manufacturing, marketing and sales programs. As a result, we cannot predict when we will become profitable, if at all, and if we do, we may not remain profitable for any substantial period of time. If we

                                       7
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fail to achieve profitability within the time frame expected by investors, the market price of the common stock may decline.

WE DEPEND ON THIRD PARTIES FOR MANUFACTURING OF DAPTOMYCIN, AND OUR COMMERCIALIZATION OF DAPTOMYCIN COULD BE STOPPED, DELAYED OR MADE LESS PROFITABLE IF THOSE THIRD PARTIES FAIL TO PROVIDE US WITH SUFFICIENT QUANTITIES AT ACCEPTABLE PRICES.

    We have no experience in manufacturing. We lack the facilities and personnel to manufacture products in accordance with the Good Manufacturing Practices prescribed by the FDA or to produce an adequate supply of compounds to meet future requirements for clinical trials and commercialization of daptomycin. Drug manufacturing facilities are subject to an inspection before the FDA will issue an approval to market a new drug product, and all of the manufacturers that we intend to use must adhere to the current Good Manufacturing Practice regulations prescribed by the FDA.

    We currently depend entirely on one company, ACS Dobfar, to manufacture bulk daptomycin drug substance for our clinical trials, and on one company, Abbott Laboratories (Hospital Products Division), to manufacture clinical grade vialed formulations of daptomycin. We have entered into a manufacturing and supply agreement with DSM Fine Chemicals to manufacture and supply to us bulk daptomycin drug substance for commercial purposes. We have also entered into a development and supply agreement with Abbott Laboratories to manufacture and supply final vialed daptomycin commercial drug product.

    We may not be able to enter into definitive agreements on acceptable terms for the expanded commercial scale manufacturing of daptomycin. If we are unable to do so, or if we are required to transfer manufacturing processes to other third-party manufacturers, we would be required to satisfy various regulatory requirements, and we could experience significant delays in supply. If we are unable to maintain, develop or contract for manufacturing capabilities on acceptable terms at any time, our ability to conduct clinical trials and to make any commercial sales would be adversely affected.

IF WE ARE UNABLE TO DEVELOP SATISFACTORY SALES AND MARKETING CAPABILITIES, WE MAY NOT SUCCEED IN COMMERCIALIZING CIDECIN OR ANY OTHER PRODUCT CANDIDATE.

    We have no experience in marketing and selling drug products. We have entered into a marketing, distribution and development agreement with Gilead Sciences, Inc. for the development and commercialization of Cidecin and oral daptomycin in the European Community. We have not entered into other arrangements for the sale and marketing of Cidecin or any other product in North America. We may seek to collaborate with a third party to market our drugs or may seek to market and sell our drugs by ourselves. If we seek to collaborate with a third party in North America, we cannot be sure that a collaborative agreement can be reached on terms acceptable to us. If we seek to market and sell our drugs directly in North America, we will need to hire additional personnel skilled in marketing and sales. We cannot be sure that we will be able to acquire, or establish third-party relationships to provide, any or all of these marketing and sales capabilities in North America.

EVEN IF WE OBTAIN REGULATORY APPROVALS TO COMMERCIALIZE CIDECIN OR ANY OTHER DRUG, OUR DRUG PRODUCTS MAY NOT BE ACCEPTED BY PHYSICIANS, PATIENTS, THIRD-PARTY PAYORS OR THE MEDICAL COMMUNITY IN GENERAL.

    We cannot be sure that Cidecin or any other drug successfully developed by us, independently or with our collaborative partners, will be accepted by the pharmaceutical market. Cidecin and any future products we develop will compete with a number of antimicrobial drugs manufactured and marketed by major pharmaceutical companies. The degree of market acceptance of any drugs we develop depends on a number of factors, including:

    - our demonstration of the clinical efficacy and safety of our drugs;

    - the advantages and disadvantages of our drugs compared to existing therapies; and

                                       8
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    - the reimbursement policies of government and third-party payors.

    We cannot be sure that physicians, patients, third-party payors or the medical community in general will accept and utilize any drugs we develop.

OUR APPROACH TO DRUG DISCOVERY IS UNPROVEN, AND WE MAY NOT SUCCEED IN IDENTIFYING ANY DRUG CANDIDATES WITH CLINICAL BENEFITS.

    Our approach requires the development of multiple novel technologies to create a successful drug candidate. While we have demonstrated that some compounds have the ability to inhibit the activity of some molecular targets, we have not proven that this activity can be utilized clinically as a therapeutic drug. We cannot be certain that any preliminary potential demonstrated in primary screening will continue to be encouraging in further screening or drug discovery studies. We have not tested any drug candidates developed from our drug discovery program in humans, and we cannot assure you that there will be clinical benefits associated with any drug candidates we do develop. Our failure to develop new drug candidates would have a material adverse effect on our business, operating results and financial condition.

OUR RESEARCH AND DEVELOPMENT PROGRAM FOR DRUG PRODUCTS OTHER THAN CIDECIN IS AT AN EARLY STAGE, AND WE CANNOT BE CERTAIN OUR PROGRAM WILL RESULT IN THE COMMERCIALIZATION OF ANY DRUG.

    Except for our development program for Cidecin, our research and development program is at an early stage. To date, we have not, independently or with our collaborative partners, optimized any lead drug candidates generated in our research program. Any drug candidates we develop will require significant additional research and development efforts prior to commercial sale, including extensive pre-clinical and clinical testing and regulatory approval. This may require increases in spending on internal projects, the acquisition of third party technologies or products and other types of investments. We cannot be sure our approach to drug discovery, acting independently or with our collaborative partners, will be effective or will result in the development of any drug. We cannot expect that any drug products that do result from our research and development efforts will be commercially available for many years.

    We have limited experience in conducting pre-clinical testing and clinical trials. Even if we receive initially positive pre-clinical or clinical results, those results will not mean that similar results will be obtained in the later stages of drug development. All of our potential drug candidates are prone to the risks of failure inherent in pharmaceutical product development, including the possibility that none of our drug candidates will be:

    - safe, non-toxic and effective;

    - approved by regulatory authorities;

    - developed into a commercially viable drug;

    - manufactured or produced economically;

    - successfully marketed; or

    - accepted widely by customers.

WE FACE SIGNIFICANT COMPETITION FROM OTHER BIOTECHNOLOGY AND PHARMACEUTICAL COMPANIES, AND OUR OPERATING RESULTS WILL SUFFER IF WE FAIL TO COMPETE EFFECTIVELY.

    The biotechnology and pharmaceutical industries are intensely competitive. We have many competitors both in the United States and internationally, including major multinational pharmaceutical and chemical companies, biotechnology companies and universities and other research institutions. Specifically, should Cidecin receive FDA and international approvals, it would face competition from

                                       9
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commercially available drugs such as vancomycin (marketed generically by Eli
Lilly and Company, Abbott Laboratories and Shionogi & Co. Ltd.) and Zyvox (marketed by Pharmacia Corporation) and drug candidates in clinical development.

    Many of our competitors have greater financial and other resources, such as larger research and development staffs and more experienced marketing and manufacturing organizations. Our competitors may succeed in developing or licensing on an exclusive basis technologies and drugs that are more effective or less costly than any that we are currently developing, which could render our technology and future drug products obsolete and noncompetitive. It is possible for our competitors to obtain FDA or other regulatory approvals for drug candidates before we can. Specifically, several products currently in development at Intermune Pharmaceuticals, Inc. and Versicor Inc. may prove to be competitive to Cidecin and could receive regulatory approvals prior to Cidecin. In general, companies that begin commercial sale of their drugs before their competitors have a significant competitive advantage in the marketplace, including the ability to obtain patent and FDA marketing exclusivity rights that would delay our ability to market specific products. Even if our drug candidates are approved for sale, we may not be able to compete successfully with competitors' existing products or products under development. The introduction of drugs that would compete with our drug candidates could have a material adverse impact on our operating results.

DECISIONS BY OUR COLLABORATIVE PARTNERS COULD IMPAIR OR PROHIBIT OUR DEVELOPMENT OF NEW PRODUCTS AND OTHERWISE ADVERSELY AFFECT OUR REVENUES.

    A key element of our strategy is to enhance our drug discovery and development programs, and to fund a portion of our capital requirements, by entering into collaborative agreements with pharmaceutical and biotechnology companies, including, but not limited to, drug discovery collaborations with Novartis AG, Syrrx Inc. and Cetek Corporation, among others. We are also engaged in a partnership with Gilead Sciences, Inc. for the European commercialization of Cidecin. Our receipt of revenues, whether in the form of continued research funding, drug development milestone payments or royalty payments on sales of drugs, from these collaborative agreements is dependent upon the decisions made by our collaborative partners. The amount and timing of resources dedicated by our collaborative partners to their respective collaborations with us is not under our control.

    Some drug candidates discovered by us may be viewed by our collaborative partners as competitive with their drugs or drug candidates. Accordingly, our collaborative partners may not elect to proceed with the development of drug candidates that we believe to be promising. In addition, our collaborative partners may pursue their existing or alternative technologies in preference to our drug candidates. As a result:

    - the interests and goals of our collaborative partners might not always coincide with ours;

    - some of our collaborative partners might develop independently, or with others, drugs that could compete with ours; or

    - disagreements over proprietary rights might lead to delays in research or in the development and commercialization of product candidates and might result in litigation or arbitration, either of which would be time consuming and expensive.

    If any of our collaborative partners breaches or terminates its agreement with us or otherwise fails to conduct its collaborative activities in a timely manner:

    - the development or commercialization of any drug candidate or research program under these collaborative agreements may be delayed;

    - we may be required to undertake unforeseen additional responsibilities or to devote unforeseen additional resources to such development or commercialization; or

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    - the development or commercialization could be terminated.

    We cannot be sure that we will be able to establish additional collaborative relationships on terms acceptable to us or to continue our existing collaborative arrangements.

OUR SUCCESS DEPENDS ON OUR ABILITY TO PROTECT OUR PROPRIETARY RIGHTS.

    Our success depends to a significant degree upon our ability to obtain United States and foreign patent protection for our drug candidates and processes, preserve our trade secrets, and operate without infringing the proprietary rights of third parties. Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions, and the scope of claims made under such patents, are still developing. Our patent position is highly uncertain and involves complex legal and factual questions. We cannot be certain that the named applicants or inventors of the subject matter covered by our patent applications or patents, whether directly owned by us or licensed to us, were the first to invent or the first to file patent applications for such inventions. Third parties may challenge, infringe upon, circumvent or seek to invalidate existing or future patents owned by or licensed to us. A court or other agency with jurisdiction may find our patents unenforceable. Even if we have valid patents, these patents still may not provide sufficient protection against competing products or processes.

    If our drug candidates or processes are found to infringe upon the patents of others or are found to impermissibly utilize the intellectual property of others, our development, manufacture and sale of our infringing drug candidates could be severely restricted or prohibited. In this case, we may have to obtain licenses from third parties to continue utilizing the patents or proprietary rights of others. Obtaining these licenses may be expensive, if we are able to obtain them at all. If we become involved in litigation involving our intellectual property rights or the intellectual property rights of others, the potential costs of such litigation and the potential damages that we could be required to pay could be substantial.

    We seek to protect our cloned targets, expressed proteins, assays, organic synthetic processes, lead compounds, screening technology and other technologies by, among other things, filing, or causing to be filed oh our behalf, patent applications. As of January 25, 2002, we had 30 issued U.S. patents, 37 pending U.S. patent applications, 12 issued foreign patents and numerous pending foreign patent applications. As of January 25, 2002, we had licensed, from the Massachusetts Institute of Technology, three U.S. patents related to research technologies. We have a license to develop and market certain oral formulations of ceftriaxone from University of Utah under an issued U.S. patent related to oral formulations of ceftriaxone, and together with the University of Utah, we co-own pending U.S. and foreign patent application equivalents related to oral formulations and specific oral dosage forms of antibiotics. Additionally, we have licensed from Eli Lilly a portfolio of eight issued U.S. patents and 17 foreign patents related to the composition, manufacture, administration and use of daptomycin. In addition, Eli Lilly has agreed to assign to us an additional two U.S. issued patents, 62 issued foreign patents and two pending foreign patent applications. This portfolio also covers the composition, manufacture and use of daptomycin. We have also filed a number of patent applications in our name relating to the composition, manufacture, administration and use of daptomycin and other lipopeptides. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our technology.

    In addition to patent protection, we rely on trade secrets, proprietary know-how, and confidentiality provisions in agreements with our collaborative partners, employees and consultants to protect our intellectual property. We also rely on invention assignment provisions in agreements with employees and some consultants. It is possible that these agreements could be breached or that we might not have adequate remedies for any such breaches. Third parties may learn of or independently

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discover our trade secrets, proprietary know-how and intellectual property, which could have a material adverse effect on our business, financial condition and results of operations. Moreover, the laws of foreign countries in which we market our drug products may afford little or no effective protection of our intellectual property.

IF WE LOSE THE SERVICES OF SCOTT M. ROCKLAGE, PH.D., FRANCIS P. TALLY, M.D., OR OTHER KEY PERSONNEL, OUR BUSINESS WILL SUFFER.

    We believe that our ability to successfully implement our business strategy is highly dependent on our senior management and scientific team, including Scott M. Rocklage, Ph.D., our Chairman of the Board of Directors and Chief Executive Officer, and Francis P. Tally, M.D., our Executive Vice President, Scientific Affairs. Although Dr. Rocklage has entered into an employment agreement with us, he may terminate his employment at any time upon thirty days' written notice. No other senior executive officer or key employee has entered into an employment agreement with us. Losing the services of one or more of these individuals might hinder our ability to achieve our business objectives.

INABILITY TO HIRE AND RETAIN QUALIFIED PERSONNEL IN A COMPETITIVE LABOR MARKET WOULD LIMIT OUR OPERATIONS AND RESULTS.

    Our success in large part depends upon our ability to attract, train, motivate and retain qualified personnel for all aspects of our business. In recent years, because of great demand for qualified personnel and the numerous opportunities available to them in the biotechnology and pharmaceutical industries, we have experienced intense competition in attracting and retaining employees from the limited number of qualified personnel available. Because of this intense competition, we have had to interview an increasing number of candidates to meet our hiring needs. Many of the other biotechnology and pharmaceutical companies with whom we compete for qualified personnel have qualities, such as greater financial and other resources, different risk profiles and a longer history in the industry, or provide different opportunities, such as greater room for career advancement, that may be more appealing to, and helpful in attracting and retaining, qualified personnel. Notwithstanding the foregoing, we have been able to attract and retain qualified personnel. In the event we are unable to continue to do so, the rate at which we can discover, develop and commercialize drugs will be limited.

WE COULD INCUR SUBSTANTIAL COSTS RESULTING FROM PRODUCT LIABILITY CLAIMS RELATING TO OUR DRUG PRODUCTS.

    The nature of our business exposes us to potential liability risks inherent in the testing, manufacturing and marketing of pharmaceutical products. Using our drug candidates in clinical trials may expose us to product liability claims and possible adverse publicity. These risks will expand with respect to drugs, if any, that receive regulatory approval for commercial sale. Product liability insurance is expensive and may not be available in the future. While we currently maintain product liability insurance coverage that we believe is adequate for our current operations, we cannot be sure that such coverage will be adequate to cover any incident or all incidents. In addition, we cannot be sure that we will be able to maintain or obtain insurance coverage at acceptable costs or in a sufficient amount, that our insurer will not disclaim coverage as to a future claim or that a product liability claim would not otherwise adversely affect our business, operating results or financial condition.

OUR ABILITY TO GENERATE FUTURE REVENUES FROM DRUG PRODUCTS WILL DEPEND ON REIMBURSEMENT AND DRUG PRICING.

    Acceptable levels of reimbursement of costs of developing and manufacturing of drugs and treatments related to those drugs by government authorities, private health insurers and other organizations, such as HMOs, will have an effect on the successful commercialization of, and attracting collaborative partners to invest in the development of, our drug candidates. We cannot be sure that reimbursement in the United States or elsewhere will be available for any drugs we may develop or, if already available, will not be decreased in the future. Also, we cannot be sure that reimbursement

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amounts will not reduce the demand for, or the price of, our drugs. Any reduction in demand would adversely affect our business. If reimbursement is not available or is available only to limited levels, we may not be able to obtain collaborative partners to manufacture and commercialize drugs, and may not be able to obtain a satisfactory financial return on our own manufacture and commercialization of any future drugs.

    Third-party payors increasingly are challenging prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, as well as legislative proposals to reform health care or reduce government insurance programs, may result in lower prices for pharmaceutical products, including any products that may be offered by us in the future. Cost-cutting measures that health care providers are instituting, and the effect of any health care reform, could materially adversely affect our ability to sell any drugs that are successfully developed by us and approved by regulators. Moreover, we are unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on our business.

WE MAY UNDERTAKE ADDITIONAL STRATEGIC ACQUISITIONS IN THE FUTURE AND ANY DIFFICULTIES FROM INTEGRATING SUCH ACQUISITIONS COULD DAMAGE OUR ABILITY TO ATTAIN OR MAINTAIN PROFITABILITY.

    We may acquire additional businesses and technologies that complement or augment our existing business and technologies. Integrating any newly acquired businesses or technologies could be expensive and time-consuming. We may not be able to integrate any acquired business successfully. Moreover, we may need to raise additional funds through public or private debt or equity financing to acquire any businesses, which may result in dilution for stockholders and the incurrence of indebtedness. We may not be able to operate acquired businesses profitably or otherwise implement our growth strategy successfully.

WE MAY REQUIRE ADDITIONAL FUNDS.

    Given that we are currently a research and development company and although we do not have any present need or intention to raise additional funds, certain economic and strategic factors could change that may require us to seek substantial additional funds in order to:

    - finance our drug discovery and development programs;

    - fund our operating expenses;

    - pursue regulatory approvals;

    - license or acquire additional drug candidates or technologies;

    - develop manufacturing, marketing and sales capabilities; and

    - prosecute and defend our intellectual property rights.

    We may seek additional funding through public or private financing or other arrangements with collaborative partners. If we raise additional funds by issuing equity securities, further dilution to existing stockholders may result. In addition, as a condition to giving additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. We cannot be sure, however, that additional financing will be available from any of these sources or, if available, will be available on acceptable or affordable terms.

    If adequate additional funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research and development programs. In order to obtain additional funding, we may be required to relinquish rights to technologies or drug candidates that we would not otherwise relinquish in order to continue independent operations.

A VARIETY OF RISKS ASSOCIATED WITH OUR INTERNATIONAL OPERATIONS COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

    Because we have operations in Canada and the United Kingdom, we are subject to additional risks related to operating in foreign countries. Our Canadian and English operations are organized as separate legal entities. Associated risks include:

    - unexpected changes in tariffs, trade barriers and regulatory requirements;

    - economic weakness, including inflation, or political instability in particular foreign economies and markets;

    - compliance with tax, employment, immigration and labor laws for employees living and traveling abroad;

    - foreign taxes including withholding of payroll taxes; and

    - foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business or operating a subsidiary in another country

    These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

RISKS RELATING TO GOVERNMENTAL APPROVALS

IF WE DO NOT OBTAIN REGULATORY APPROVALS, WE WILL NOT BE ABLE TO MARKET CIDECIN OR ANY FUTURE DRUG CANDIDATES.

    The FDA and comparable regulatory agencies in foreign countries impose substantial requirements upon the commercial introduction of drug products to establish their safety and efficacy. These include lengthy and detailed pre-clinical, laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures. All of our drug candidates will require governmental approvals for commercialization, none of which have been obtained. Pre-clinical testing and clinical trials and manufacturing of our drug candidates will be subject to rigorous and extensive regulation by the FDA and corresponding foreign regulatory authorities. Satisfaction of these requirements typically takes a significant number of years and can vary substantially based upon the type, complexity and novelty of the product.

    We are currently testing Cidecin in human clinical trials to determine whether Cidecin is safe and effective and, if so, to what degree. Many drugs in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Drugs in later stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial human testing. Our failure to demonstrate the safety and efficacy of Cidecin could delay or prevent required approvals from regulatory authorities. This would prevent us from commercializing Cidecin and would substantially impair our business, operating results and financial condition. On January 16, 2002 we announced that the primary endpoint of demonstrating non-inferiority to an active comparator agent was not achieved in our Phase III trials investigating the safety and efficacy of Cidecin in the treatment of community-acquired pneumonia requiring hospitalization. In view of such data, we are re-evaluating our options regarding the community-acquired pneumonia indication and the intended timing of its New Drug Application filing. We may consider filing the New Drug Application this year based on the complicated skin and soft tissue and resistance data, may complete a community-acquired pneumonia program prior to filing, or may pursue alternative indications. We will work in close collaboration with the FDA over the next several months to establish the registration strategy for Cidecin going forward. We cannot be sure when we, independently or with our collaborative partners, might submit additional drug candidates for FDA or other regulatory review. Government regulation also affects the manufacturing and marketing of pharmaceutical products like ours.

    The effects of governmental regulations may be to:

    - delay the marketing of our potential drugs for a considerable or indefinite period of time;

    - impose costly procedural requirements upon our activities; and

    - furnish a competitive advantage to larger companies or companies more experienced in regulatory affairs.

    Delays in obtaining governmental regulatory approval could adversely affect our marketing as well as our ability to generate significant revenues from commercial sales. We cannot be sure that FDA or other regulatory approvals for any drug candidates developed by us will be granted on a timely basis or at all. Moreover, if regulatory approval to market a drug candidate is granted, the approval may impose limitations on the indicated use for which the drug may be marketed.

WE HAVE LIMITED EXPERIENCE IN CONDUCTING THE PRE-CLINICAL AND CLINICAL TESTING NECESSARY FOR US TO OBTAIN REGULATORY APPROVALS OF OUR DRUG CANDIDATES.

    Before we receive regulatory approvals for the commercial sale of any of our potential drugs, our drug candidates will be subject to extensive pre-clinical testing and clinical trials to demonstrate their safety and efficacy in humans. We depend on our collaborative partners to conduct clinical trials for the drug candidates resulting from the collaborative agreements, and we may become dependent on third parties to conduct future clinical trials of our internally developed drug candidates. We have limited experience in conducting pre-clinical testing or clinical trials. Clinical trials have been commenced with Cidecin and oral ceftriaxone and not with respect to any of our other drug candidates or any drug candidates being developed jointly by us and our collaborative partners. Furthermore, we cannot be sure that pre-clinical testing or clinical trials of any drug candidates will demonstrate the safety and efficacy of our drug candidates at all or to the extent necessary to obtain regulatory approvals. Companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after demonstrating promising results in earlier trials. The failure to demonstrate the safety and efficacy of a drug candidate under development would delay or prevent regulatory approval of the drug candidate and could have a material adverse effect on our business, operating results and financial condition.

IF WE FAIL TO COMPLY WITH EXTENSIVE REGULATIONS AFTER ANY REGULATORY APPROVAL OF A DRUG PRODUCT OR IF A REGULATORY AUTHORITY WITHDRAWS ITS APPROVAL OF A DRUG PRODUCT, WE MAY BE FORCED TO SUSPEND THE SALE OF THE PRODUCT.

    Even if initial regulatory approvals for our drug candidates are obtained, our company, our drugs and the manufacturing facilities for our drugs would be subject to continual review and periodic inspection. Later discovery of previously unknown problems with a drug, manufacturer or facility may result in restrictions on the drug, the manufacturer or us, including withdrawal of the drug from the market. The FDA stringently applies regulatory standards. Failure to comply can, among other things, result in fines, denial or withdrawal of regulatory approvals, product recalls or seizures, operating restrictions and criminal prosecution. In addition, our manufacturing facilities will be subject to FDA inspections for adherence to Good Manufacturing Practices prior to marketing clearance and periodically during the manufacturing process. The FDA may also require post-marketing testing and surveillance to monitor the effects of an approved product. In addition, if there are any modifications to a drug, further regulatory approval will be required.

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RISKS RELATING TO THIS OFFERING AND THE SUBORDINATED NOTES

IF WE ARE UNABLE TO PAY ALL OF OUR DEBTS, YOU WILL RECEIVE PAYMENT ON YOUR SUBORDINATED NOTES ONLY IF WE HAVE FUNDS REMAINING AFTER WE HAVE PAID OUR EXISTING AND FUTURE SENIOR INDEBTEDNESS.

    The subordinated notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. The indenture defines senior indebtedness as all of our indebtedness other than any indebtedness that expressly states that it is subordinated to the subordinated notes. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the subordinated notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the subordinated notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding subordinated notes. The subordinated notes also are structurally subordinated to all liabilities, including trade payables, of our subsidiaries. The indenture governing the subordinated notes does not limit our or our subsidiaries' ability to incur debt, including senior indebtedness. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the subordinated notes could be adversely affected. As of February 12, 2002, we had approximately $44.8 million of senior indebtedness outstanding.

OUR INDEBTEDNESS AND THE RESTRICTIONS IMPOSED BY THE TERMS OF OUR DEBT COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND OUR ABILITY TO RESPOND TO CHANGES IN OUR BUSINESS.

    As a result of our level of debt and the terms of our senior indebtedness:

    - our vulnerability to adverse general economic conditions and competitive pressures is heightened;

    - we will be required to dedicate a portion of our cash flow from operations to repayment of debt, limiting the availability of cash for other purposes;

    - we are and will continue to be governed by restrictive covenants that require us to maintain certain financial ratios and limit our ability to, among other things, borrow additional funds, make capital expenditures, pay dividends, make investments, purchase our stock, prepay the subordinated notes, consummate asset sales or conduct mergers and acquisitions;

    - our flexibility in planning for, or reacting to, changes in our business and industry is limited;

    - we are sensitive to fluctuations in interest rates because some of our senior debt obligations are subject to variable interest rates; and

    - our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired.

    We cannot assure you that our leverage and such restrictions will not materially and adversely affect our ability to finance our future operations or capital needs or to engage in other business activities. In addition, we cannot assure you that additional financing will be available when required or, if available, will be on terms satisfactory to us. Further, even if we were able to obtain additional financing, we may be required to use proceeds to repay a portion of our debt.

IF AN ACTIVE TRADING MARKET FOR THE SUBORDINATED NOTES DOES NOT DEVELOP, THEN THE MARKET PRICE OF THE SUBORDINATED NOTES MAY DECLINE OR YOU MAY BE UNABLE TO SELL YOUR SUBORDINATED NOTES.

    There is no active trading market for the subordinated notes. We cannot assure you that any market for the subordinated notes will develop or, if one does develop, that it will be maintained. If an active market for the subordinated notes fails to develop or be sustained, the trading price of the subordinated notes could decline significantly.

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BECAUSE OF FLUCTUATIONS IN OUR STOCK PRICE, THE MARKET PRICE OF THE SUBORDINATED
NOTES AND OUR COMMON STOCK MAY BE LOWER THAN YOU EXPECTED.

    The trading price of our common stock has been, and in the future could be, subject to substantial fluctuations because of:

    - changing market conditions;

    - quarterly variations in operating results;

    - adverse business developments;

    - changes in financial estimates by securities analysts;

    - new products or strategies introduced by us or our competitors;

    - announcements of technological innovations;

    - transactions by corporate insiders; and

    - sales of substantial amounts of our common stock in the public market or the prospect of such sales.

    The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies. Our stock has also experienced significant price fluctuations. In addition, any announcement with respect to any variance in revenue or earnings from levels generally expected by securities analysts for a given period could have an immediate and significant effect on the trading price of our common stock and the subordinated notes. Fluctuations specific to us and/or our industry may materially and adversely harm the price of our common stock and the subordinated notes.

    During the years 2000 and 2001, the price of our common stock has fluctuated from a high of $71.50 per share on March 2, 2000, to a low of $12.00 per share on March 22, 2001. On January 16, 2002, the closing price of our common stock on the Nasdaq National Market was $31.75 per share. Following our announcement after the close of business on January 16, 2002 that the primary endpoint of demonstrating non-inferiority to an active comparator agent was not achieved in our Phase III trials investigating the safety and efficacy of Cidecin in the treatment of community-acquired pneumonia requiring hospitalization, the closing price of our common stock on the Nasdaq National Market on January 17, 2002 was $17.02 per share. On February 13, 2002, the closing price of our common stock on the Nasdaq National Market was $17.03 per share.

WE MAY BE UNABLE TO REPURCHASE THE SUBORDINATED NOTES UPON A REPURCHASE EVENT.

    You may require us to repurchase all or any portion of your subordinated notes upon the occurrence of certain events. We may not have sufficient cash funds to repurchase the subordinated notes upon such a repurchase event. We may elect, subject to certain conditions, to pay the repurchase price in common stock. Although there are currently no restrictions on our ability to pay the repurchase price, future debt agreements may prohibit us from repaying the repurchase price in either cash or common stock. If we are prohibited from repurchasing the subordinated notes, we could seek consent from our lenders to repurchase the subordinated notes. If we are unable to obtain their consent, we could attempt to refinance the subordinated notes. If we were unable to obtain a consent or refinance, we would be prohibited from repurchasing the subordinated notes. If we were unable to repurchase the subordinated notes upon a repurchase event, it would result in an event of default under the indenture. An event of default under the indenture could result in a further event of default under our other then-existing debt. In addition, the occurrence of the repurchase event may be an event of default under our other debt. As a result, we would be prohibited from paying amounts due on the subordinated notes under the subordination provisions of the indenture.

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          SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

    This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and
Section 21E of the Securities Exchange Act, including statements regarding our drug development and discovery programs, clinical trials, receipt of regulatory approval, capital needs, collaborative agreements, intellectual property, expectations and intentions. Forward-looking statements may be identified or qualified by words such as "likely," "will," "suggests," "may," "would," "could," "should," "expects," "anticipates," "estimates," "plans," "projects," "believes," or similar expressions and variants of those words or expressions.

    Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth below under "Risk Factors" and elsewhere in this prospectus. The factors set forth below in the "Risk Factors" section and other cautionary statements made or incorporated by reference in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus. The forward-looking statements contained or incorporated by reference in this prospectus represent our judgment as of the date of this prospectus or the date indicated in the document incorporated by reference, as the case may be. We caution readers not to place undue reliance on such statements. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

    Information regarding market and industry statistics contained in this prospectus is included based on information available to us that we believe is accurate. It is based on the publications identified that are not produced for purposes of securities offerings or economic analysis. We have not independently verified the data of the identified sources and cannot assure you of the accuracy of that data.

                                USE OF PROCEEDS

    We will not receive any of the proceeds from the sale of the securities covered by this prospectus.

                       RATIO OF EARNINGS TO FIXED CHARGES

    Because of our historic losses, we have experienced a deficiency of earnings available to cover fixed charges throughout our existence. We have computed the deficiency of earnings available to cover fixed charges by subtracting fixed charges from loss from operations. Fixed charges consist of interest on all indebtedness and amortization of discount on all indebtedness.

                                                                                                              NINE MONTHS
                                                                    YEAR ENDED DECEMBER 31,                      ENDED
                                                      ----------------------------------------------------   SEPTEMBER 30,
                                                        1996       1997       1998       1999       2000         2001
                                                      --------   --------   --------   --------   --------   -------------
Deficiency of earnings available to cover fixed
  charges and preferred stock dividends (in
  thousands)........................................   $4,713     $9,207    $14,926    $26,107    $47,113       $51,226
Ratio of earnings to fixed charges and preferred
  stock dividends(1)................................

--------------------------

(1) Because earnings were insufficient to cover fixed charges, no ratios are provided.

                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our capital stock and do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to operate and expand our business. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs and growth plans. Our bank term loan contains a restrictive covenant that prohibits us from paying cash dividends or making stock redemptions or repurchases without the prior written consent of the lender bank.

                       DESCRIPTION OF SENIOR INDEBTEDNESS

SENIOR CREDIT FACILITY

    We have a senior secured credit facility with Fleet National Bank. The following is a summary of the material terms and conditions of the credit facility. The summary is qualified in its entirety by reference to the credit facility and all documents entered into in connection with the credit facility.

    We may request Fleet to make one or more term loans pursuant to the credit facility in the aggregate principal amount of $10,000,000. The proceeds of the credit facility are used for the purchase of laboratory and other capital equipment. The making of each term loan is subject to satisfaction of customary conditions precedent, including absence of a default and bring down of representations and warranties.

INTEREST RATE

    Loans incurred under the credit facility may be maintained, at our option and subject to certain conditions, as (1) floating rate loans which bear interest at Fleet's announced prime lending rate as in effect from time to time; or (2) the LIBOR loans which bear interest at the LIBOR rate divided by one minus the reserve rate as then in effect plus 1.75% per annum or 2.25% per annum depending on our level of compliance.

    During the continuance of any event of default, the term loans shall bear interest at a rate per annum equal to 4% per annum plus the per annum rate otherwise payable under the related term note.

OPTIONAL PREPAYMENT

    Voluntary prepayments may be made in whole or in part without premium or penalty on floating rate loans provided such prepayment includes payment of all interest accrued on the amount prepaid.

    Voluntary prepayments may be made in whole or in part on LIBOR loans provided such prepayment includes payment of all interest accrued on the amount prepaid. Prepayment of LIBOR loans may be subject to a yield maintenance fee.

COVENANTS

    We are subject to certain affirmative and negative covenants contained in the credit facility, including, but not limited to, covenants that restrict, subject to specified exceptions (1) the incurrence of additional indebtedness and other obligations and the granting of additional liens, (2) mergers, acquisitions, investments and disposition of assets, (3) dividends,
(4) engaging in transactions with affiliates and formation of subsidiaries, and
(5) guaranties. There are also covenants relating to compliance with certain laws, payment of taxes, maintenance of corporate existence and rights and financial reporting. In addition, the credit facility requires us to maintain compliance with a financial ratio relating to our debt service coverage.

EVENTS OF DEFAULT

    Events of default under the credit facility include non-payment of principal or interest, violation of covenants, inaccuracy of any representation or warranty in any material respect, default under or acceleration of certain other indebtedness, insolvency and bankruptcy events, certain judgments and other liabilities and a change in control. If an event of default occurs, Fleet is entitled to take various actions, including the acceleration of amounts due under the credit facility and requiring that all such amounts be immediately paid in full.

SECURITY

    All obligations under the credit facility are secured by a first priority perfected security interest in the equipment purchased by us with the proceeds of the term loans and such other rights pertaining to the equipment.

8.5% SENIOR CONVERTIBLE NOTES

    On September 8, 2000, we issued 8.5% Senior Convertible Notes to John Hancock Life Insurance Company. The following is a summary of the material terms and conditions of the senior notes. The summary is qualified in its entirety by reference to the senior notes and documents entered into in connection with the senior notes which have been filed as exhibits to our filings with the SEC. You are encouraged to read all such documents.

    The senior notes are secured by a mortgage on our building and real property located at 65 Hayden Avenue, Lexington, Massachusetts, and are senior in right of payment to the subordinated notes to be issued pursuant to the indenture described in this offering memorandum. The senior notes are convertible into common stock as described below and limited to $39,000,000 in aggregate principal amount. The senior notes will mature on September 8, 2005, unless earlier redeemed at our option on or after September 8, 2003, or purchased by us at the option of the holder upon a change in control.

INTEREST RATE

    The senior notes bear interest at the annual rate of 8.5% and 10.5% on any overdue principal and premium. Interest is payable on March 31 and September 30 in each year.

CONVERSION

    Each holder has the right, at such holder's option, to convert such holder's senior note into shares of common stock at any time prior to maturity, unless previously redeemed or purchased, at the conversion price of $63.8625 per share, subject to adjustments. The conversion price is subject to adjustments in the following circumstances:

    - We pay a dividend on any class of capital stock payable in shares of common stock.

    - We issue rights, options, warrants or convertible securities entitling the holders thereof to subscribe for or purchase shares of common stock at a price per share less than the then current market price.

    - Shares of common stock are subdivided into a great number of shares of common stock.

    - We distribute by dividend or otherwise, evidences of our indebtedness, shares of any class of capital stock or other property.

    - We make a cash distribution to holders of our common stock.

    - We pay more than the current market price (as derived pursuant to the senior notes) with respect to shares of common stock acquired or to be acquired in a tender offer made by Cubist.

    - We consider adjustment to be advisable to avoid or diminish any income tax to any holders of common stock resulting from a dividend or distribution of stock or issuance of rights, options, warrants or convertible securities to purchase or subscribe for stock.

OPTIONAL REDEMPTION

    We may redeem the senior notes, at our option, at any time on or after September 8, 2003, as a whole or in part, at a redemption price of 103% of the principal amount of such notes, together with accrued interest to the redemption date.

CHANGE OF CONTROL

    In the event of a change in control, the holder of each senior note, at such holder's option, may require that we repurchase the senior note or any portion of the principal amount of such senior note. The purchase price shall be equal to 100% of the principal amount of such senior note to be repurchased plus interest accrued to the date of repurchase.

EVENTS OF DEFAULT

    Events of default under the senior notes include non-payment of principal or interest, failure to perform its obligations relating to conversion, failure to give notice of a change in control, violations of covenants set forth in the senior notes and related agreements, materially false or incorrect representations of the company relating to the senior notes, final judgment or judgments aggregating in excess of $1,500,000 rendered against us or our subsidiaries, default under or acceleration of certain other indebtedness, violations with respect to certain employee benefit plans, a decree or order issued by a court relating to our bankruptcy, insolvency or reorganization, and the commencement of the bankruptcy, insolvency or reorganization proceedings by us. If an event of default occurs, the holders are entitled to take various actions, including the acceleration of amounts due.

REGISTRATION RIGHTS

    We have entered into a registration rights agreements with, and this registration statement is for the benefit of, holders of the senior notes. The common stock covered by this registration statement, and issuable upon the conversion of the senior notes, will be freely tradable following effectiveness of this registration statement.

                       DESCRIPTION OF SUBORDINATED NOTES

    We issued the subordinated notes under an indenture dated as of October 26, 2001 between us and The Bank of New York, as trustee, which we refer to below as the indenture. The following summarizes some, but not all, provisions of the subordinated notes and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the subordinated notes. A copy of the form of indenture and the form of certificate evidencing the global notes have been filed with the SEC and is available to you upon request. Some terms used in the following description of the subordinated notes are defined below in "--Additional Definitions."

    In this section of the prospectus entitled "Description of Subordinated Notes," when we refer to "Cubist," "we," "our," or "us," we are referring to Cubist Pharmaceuticals, Inc. and not any of its current or future subsidiaries.

GENERAL

    The subordinated notes are unsecured general obligations and are subordinate in right of payment as described under "--Subordination." The subordinated notes are convertible into common stock as described under "--Conversion by Holders." The subordinated notes are limited to $165,000,000 aggregate principal amount. The subordinated notes will be issued only in denominations of $1,000 or in multiples of $1,000. The subordinated notes will mature on November 1, 2008, unless earlier redeemed at our option by us or purchased by us at your option upon a repurchase event.

    The indenture does not limit our or our subsidiaries' ability to pay dividends, incur debt or issue or repurchase securities. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a repurchase event of Cubist, except to the extent described under "--Repurchase at Option of Holders upon a Repurchase Event" below.

    The subordinated notes bear interest at the annual rate of 5 1/2% subject to increases described in "Registration Rights" below. Interest is payable on November 1 and May 1 of each year, beginning May 1, 2002, subject to limited exceptions if the subordinated notes are converted, redeemed or purchased prior to the interest payment date. The record dates for the payment of interest are October 15 and April 15. We may, at our option, pay interest on the subordinated notes by check mailed to the holders. However, a holder with an aggregate principal amount of subordinated notes in excess of $2,000,000 may elect to be paid by wire transfer in immediately available funds. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. We will not be required to make any payment on the subordinated notes due on any day that is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date, and no interest will accrue on the payment for the additional period of time.

    We maintain an office in The City of New York where the subordinated notes may be presented for registration, transfer, exchange or conversion. This office initially is an office or agency of the trustee. Except under the limited circumstances described below, the subordinated notes will be issued only in fully-registered book-entry form, without coupons, and will be represented by one or more global notes. There will be no service charge for any registration of transfer or exchange of subordinated notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

FORM, DENOMINATION AND REGISTRATION

GLOBAL SECURITY; BOOK-ENTRY FORM

    We initially issued the subordinated notes in the form of one global security. The global security was deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations which have accounts with DTC. Notes in definitive certificated form, called "certificated securities," will be issued only in certain limited circumstances described below.

    DTC has advised us that it is:

    - a limited purpose trust company organized under the laws of the State of New York;

    - a member of the Federal Reserve System;

    - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

    - a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act.

    DTC was created to hold securities of institutions that have accounts with DTC, which are known as "participants," and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, which may include the initial purchaser, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies, known as "indirect participants," that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

    We expect that pursuant to procedures established by DTC, upon the deposit of the global security with DTC, DTC will credit on its book-entry registration and transfer system the principal amount of subordinated notes represented by such global security to the accounts of participants. The accounts to be credited shall be designated by the initial purchasers. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants. The laws of some jurisdictions may require that specific types of purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

    Beneficial owners of interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

    So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the subordinated notes represented by the global security for all purposes under the indenture and the subordinated notes. In addition, no beneficial owner of an interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security you will not be entitled to have the subordinated notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any subordinated notes under the global security. We understand that under existing industry practice if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    We will make payments of principal of, and premium, if any, and interest (including any additional interest) on, the subordinated notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including any additional interest) on the global security, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

    Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

    DTC has advised us that it will take any action permitted to be taken by a holder of subordinated notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of subordinated notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that they are unwilling to be a depository for the global security or ceases to be a clearing agency or there is an event of default under the subordinated notes, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required, as set forth under "Transfer Restrictions."

    Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

TRANSFER AND EXCHANGE

    We have initially appointed the trustee as security registrar, paying agent and conversion agent acting through its corporate trust office. We intend to appoint Fleet National Bank, the transfer agent for our common stock, as an additional paying agent. We reserve the right to:

    - vary or terminate the appointment of the security registrar, paying agent or conversion agent;

    - appoint additional paying agents or conversion agents; or

    - approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

PURCHASE AND CANCELLATION

    All subordinated notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All subordinated notes delivered to the trustee shall be cancelled promptly by the trustee. No subordinated notes shall be authenticated in exchange for any subordinated notes cancelled as provided in the indenture.

    We may, to the extent permitted by law, purchase subordinated notes in the open market or by tender offer at any price or by private agreement. Any subordinated notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any subordinated notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled.

CERTIFICATED NOTES

    Qualified institutional buyers may request that certificated notes be issued in exchange for subordinated notes represented by the global security. In addition, certificated notes may be issued in exchange for subordinated notes represented by the global security if (1) an event of default has occurred and is continuing or (2) the depositary is unwilling or unable to continue to serve as depositary and no successor depositary is appointed by us.

RESTRICTIONS ON TRANSFER; LEGENDS

    Upon the transfer, exchange or replacement of subordinated notes bearing a legend, or upon specific request for removal of a legend on a subordinated note, we will deliver only subordinated notes that bear such legend, or will refuse to remove such legend, as the case may be, unless there is delivered to us such satisfactory evidence, which may include an opinion of counsel, as reasonably may be required by us that neither the legends nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act.

    Notwithstanding any statement herein, we and the trustee reserve the right to impose such transfer, certification, exchange or other requirements, and to require such restrictive legends on certificates evidencing subordinated notes,
(a) as we or the trustee may determine are necessary to ensure compliance with the securities laws of the United States and the states and other jurisdictions thereof any other applicable laws or to ensure that the registration statement covering the subordinated notes, as it may be amended, is declared effective by the SEC or (b) as DTC may require.

CONVERSION BY HOLDERS

    You will have the right, at your option, to convert your subordinated notes into shares of our common stock at any time prior to maturity, unless previously redeemed or purchased, at the conversion price of $47.20 per share, subject to the adjustments described below.

    Except as described below, we will not make any payment or other adjustment for accrued interest or dividends on any common stock issued upon conversion of the subordinated notes. If you submit your subordinated notes for conversion between a record date and the opening of business on the next interest payment date, you must pay funds equal to the interest payable on the converted principal amount, except if the submitted subordinated notes or portions of subordinated notes are called for redemption or are subject to purchase following a repurchase event on a date during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date or, if this interest payment date is not a business day, the second business day after the interest payment date. As a result of the foregoing provisions, if the exception described in the preceding sentence does not apply and you surrender subordinated notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date next preceding the date of conversion to the date of conversion or for any later period.

    We will not issue fractional shares of common stock upon conversion of subordinated notes. Instead, we will pay a cash amount based upon the closing market price of the common stock on the last trading day prior to the date of conversion.

    If the subordinated notes are called for redemption or are subject to purchase following a repurchase event, your conversion rights on the subordinated notes called for redemption or so subject to purchase will expire at the close of business on the last business day before the redemption date or purchase date, as the case may be, unless we default in the payment of the redemption price or purchase price. If you have submitted your subordinated notes for purchase upon a repurchase event, you may only convert your subordinated notes if you withdraw your election in accordance with the indenture.

    The conversion price will be adjusted upon the occurrence of:

        (1) the issuance of shares of our common stock as a dividend or distribution on our common stock;

        (2) the split or combination of our outstanding common stock;

        (3) the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the then-current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

        (4) the distribution to all or substantially all holders of our common stock of shares of our capital stock, evidences of indebtedness, non-cash assets, rights or warrants, excluding:

       - dividends, distributions, rights and warrants referred to in clause (1) or (3) above;

       - dividends or distributions exclusively in cash; and

       - distribution of rights to all holders of common stock pursuant to an adoption of a shareholder rights plan;

        (5) the dividend or distribution to all or substantially all holders of our common stock of all-cash distributions in an aggregate amount that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding
    12 months that did not trigger a conversion price adjustment and (B) all other all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months that did not trigger a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the business day immediately preceding the day on which we declare such distribution;

        (6) the purchase of our common stock pursuant to a tender offer (within the meaning of the U.S. federal securities laws) made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding
    12 months that did not trigger a conversion price adjustment and
    (B) all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months that did not trigger a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer; and

        (7) payment on tender offers or exchange offers by a third party other than us or our subsidiaries if, as of the closing date of the offer, our board of directors does not recommend rejection of the offer. We will only make this adjustment if a tender offer increases the person's ownership to more than 25% of our outstanding common stock and the payment per share is greater than the current market price of the common stock. We will not make this adjustment if the tender offer results in such third party's ownership of 100% of our outstanding common stock or results in a merger or transaction described below under "--Consolidation, Merger and Sale of Assets."

    In the event of:

    - any reclassification of our common stock;

    - a consolidation, merger or combination involving us; or

    - a sale or conveyance to another person of our property and assets as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of subordinated notes generally will be entitled to convert their subordinated notes into the same type of consideration received by common stockholders immediately prior to the event.

    You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the non-occurrence of an adjustment to the conversion price.

    We are permitted to reduce the conversion price of the subordinated notes by any amount for a period of at least 20 days if our board of directors determines that such reduction would be in our best interest. We are required to give at least 15 days' prior notice of any reduction in the conversion price. We may also reduce the conversion price to diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

    No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price for issuances of our common stock, any securities convertible into or exchangeable for our common stock, or any rights to purchase our common stock or such convertible or exchangeable securities.

PROVISIONAL REDEMPTION

    We may redeem any portion of the subordinated notes at any time prior to November 3, 2004 upon at least 20 and not more than 60 days' notice by mail to the holders of the subordinated notes, at a redemption price equal to $1,000 per note plus accrued and unpaid interest prior to the redemption date if (1) the closing price of our common stock has exceeded 150% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day immediately prior to the mailing of the notice of redemption and
(2) the shelf registration statement covering resales of the subordinated notes and the common stock is effective and expected to remain effective and available for use for the 30 days following the redemption date, unless registration is no longer required.

    If we redeem some or all of the subordinated notes under these circumstances, we will make an additional "make whole" payment on the redeemed subordinated notes equal to three years of interest ($165 per $1,000 note), minus the amount of any interest actually paid on the note on or prior to the redemption date. We must make these "make whole" payments on all subordinated notes called for redemption, including subordinated notes converted after the date we mailed the notice. The "make whole" payment for subordinated notes converted shall not be reduced by accrued and unpaid interest. We may make these "make whole" payments, at our option, either in cash or in our common stock or a combination of cash and stock, if a shelf registration covering resales of such common stock is effective and expected to remain effective and available for use for the 30 days following the redemption date unless registration is no longer required. We will specify the type of consideration for the "make whole" payment in the redemption notice. Payments made in our common stock will be valued at 97% of the average of the closing sales prices of our common stock for the five trading days ending on the day prior to the redemption date.

OPTIONAL REDEMPTION

    Except as set forth under "Provisional Redemption," we may not redeem the subordinated notes prior to November 3, 2004. Thereafter we may redeem some or all of the subordinated notes upon not less than 20 nor more than 60 days' notice by mail to holders of the subordinated notes.

    The redemption prices (expressed as a percentage of principal amount) are as follows for the 12-month periods beginning on November 1 of the year indicated (November 3, 2004 through October 31, 2005 in the case of the first such period):

                                                              REDEMPTION
YEAR                                                             PRICE
----                                                          -----------
2004........................................................    103.143%
2005........................................................    102.357%
2006........................................................    101.571%
2007........................................................    100.786%

in each case together with accrued interest up to, but not including, the redemption date; provided that if the redemption date falls after an interest payment record date and on or before an interest payment date, then the interest payment shall be payable to holders of record on the relevant record date.

    If fewer than all of the subordinated notes are to be redeemed, the trustee will select the subordinated notes to be redeemed by lot, or in its discretion, on a pro rata basis. If any note is to be redeemed in part only, a new note in principal amount equal to the unredeemed principal portion will be issued. If a portion of your subordinated notes is selected for partial redemption and you convert a portion of your subordinated notes, the converted portion will be deemed to be of the portion selected for redemption.

    No sinking fund is provided for the subordinated notes.

REPURCHASE AT OPTION OF HOLDERS UPON A REPURCHASE EVENT

    If a repurchase event occurs, you will have the right to require us to purchase all or any part of your subordinated notes 30 business days after the occurrence of a repurchase event at a purchase price equal to 100% of the principal amount of the subordinated notes plus accrued and unpaid interest to, but excluding, the purchase date. This purchase price shall be payable, at our option, in cash or common stock valued at 97% of the preceding 5 days' average price. Subordinated notes submitted for purchase must be in a principal amount of $1,000 or a multiple of $1,000.

    We will mail to the trustee and to each holder of a subordinated note a written notice of the repurchase event within 10 business days after the occurrence of a repurchase event. This notice will state:

    - the terms and conditions of the repurchase event;

    - the procedures required for exercise of the repurchase event purchase feature; and

    - the holder's right to require us to purchase the subordinated notes.

    You must deliver written notice of your exercise of this purchase right to the paying agent at any time prior to the close of business on the business day prior to the repurchase event purchase date. The written notice must specify the subordinated notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the repurchase event purchase date.

    A repurchase event will be deemed to have occurred if any of the following occurs:

        1. our common stock or other common stock into which the subordinated notes are convertible is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States; or

        2.  one of the following "change in control" events occurs:

    - any "person" or "group" is or becomes the "beneficial owner," directly or indirectly (other than as a direct result of repurchases of stock by us), of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or such person or group has the power, directly or indirectly, to elect a majority of the members of our board of directors;

    - we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that "beneficially owned," directly or indirectly, the shares of our voting stock immediately prior to such transaction "beneficially own," directly or indirectly, shares of our voting stock, representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person; or

    - we are dissolved or liquidated; or

    - the continuing directors do not constitute a majority of our board of directors at any time.

    However, a repurchase event will not be deemed to have occurred if either:

    - the last sale price of our common stock for any five trading days during the ten trading days immediately preceding the repurchase event is at least equal to 105% of the conversion price in effect on such day; or

    - in the case of a merger or consolidation, at least 90% of the consideration excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights in the merger or consolidation constituting the repurchase event consists of common stock or American Depository Receipts traded on a United States national securities exchange or quoted on The Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such repurchase event) and as a result of such transaction or transactions the subordinated notes become convertible solely into such common stock.

    The term "continuing director" means at any date a member of our board of directors:

    - who was a member of our board of directors on October 26, 2001; or

    - who was nominated or elected by at least a majority of the directors who were continuing directors at the time of the nomination or election or whose election to our board of directors was recommended by at least a majority of the directors who were continuing directors at the time of the nomination or election or by the nominating committee comprised of our independent directors.

Under the above definition of continuing director, if the current board of directors approved a new director or directors and then resigned, no repurchase event would occur.

    For purposes of the repurchase event definition:

    - "person" and "group" have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Securities Exchange Act or any successor provisions, and the term "group" includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act;

    - a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Securities Exchange Act, as in effect on the date of the indenture, except that the number of shares of our voting stock will be deemed to include, in addition to all outstanding shares of our voting stock and unissued shares deemed to be held by the "person" or "group" or other person with respect to which the repurchase event determination is being made, all unissued shares deemed to be held by all other persons;

    - "unissued shares" means shares of voting stock not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of determination of a repurchase event; and

    - "voting stock" means any class or classes of capital stock pursuant to which the holders of capital stock under ordinary circumstances have the power to vote in the election of the board of directors, managers or trustees of any person or other persons performing similar functions irrespective of whether or not, at the time capital stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency.

    The term "all or substantially all" as used in the definition of repurchase event will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of "all or substantially all" of our assets.

    We will:

    - comply with any applicable provisions of Rules 13e-4 and 14e-1 under the Securities Exchange Act;

    - file a Schedule TO or any similar schedule if required under the Securities Exchange Act; and

    - otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the subordinated notes upon a repurchase event.

    This repurchase event purchase feature may make more difficult or discourage a takeover of our company and the removal of our incumbent management. We are not aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the repurchase event purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the repurchase event purchase feature is a result of negotiations between us and the initial purchaser.

    We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a repurchase event but would increase the amount of indebtedness, including senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring indebtedness, including senior indebtedness, under the indenture. The incurrence of significant amounts of additional indebtedness could adversely affect our ability to service our debt, including the subordinated notes.

    We may not repurchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making such repurchase. If we fail to repurchase the subordinated notes when required, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.

    If a repurchase event were to occur, we may not have sufficient funds to pay the repurchase event purchase price for the subordinated notes tendered by holders. In addition, we may in the future incur indebtedness that has similar provisions that permit holders of that debt to accelerate or require us to repurchase that indebtedness upon the occurrence of events similar to a repurchase event. Our failure to repurchase the subordinated notes upon a repurchase event will result in an event of default under the indenture, whether or not the purchase is permitted by the subordination provisions of the indenture.

SUBORDINATION

    The payment of the principal of, and premium, if any, and interest on, the subordinated notes will be subordinated to the extent provided in the indenture to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all senior indebtedness.

    Upon any distribution of our assets upon any dissolution or liquidation, or in bankruptcy reorganization, insolvency, receivership or similar proceeding, payment of the principal of, and premium, if any, and interest (including any additional interest) on, the subordinated notes will be subordinated in right of payment to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all senior indebtedness.

    In the event of any acceleration of the subordinated notes because of an event of default, the holders of any senior indebtedness then outstanding would be entitled to payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all obligations with respect to the senior indebtedness before the holders of subordinated notes are entitled to receive any payment or other distribution. We are required to notify holders of senior indebtedness promptly if payment of the subordinated notes is accelerated because of an event of default.

    We also will be prohibited from making any payment on the subordinated notes if:

    - a default in the payment of designated senior indebtedness occurs and is continuing beyond any applicable period of grace; or

    - any other default occurs and is continuing with respect to designated senior indebtedness that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a notice of such default, which we refer to as a payment blockage notice, from any person permitted to give this notice under the indenture.

    We will be permitted to resume making payments on the subordinated notes:

    - in the case of a payment default, when the default is cured, waived or otherwise ceases to exist; and

    - in the case of a nonpayment default, the earlier of (1) when the default is cured, waived or otherwise ceases to exist and (2) 179 days after receipt of the payment blockage notice.

    No new period of payment blockage may be commenced pursuant to a payment blockage notice unless and until 360 days have elapsed since our receipt of the prior payment blockage notice.

    No nonpayment default that existed on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice, unless such default shall be waived for a period of not less than 180 days.

    By reason of the subordination provisions described above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the subordinated notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture. The indenture does not limit our ability to incur additional indebtedness, including senior indebtedness. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the subordinated notes.

    A portion of our operations are, or in the future may be, conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the subordinated notes, may depend upon the earnings of our subsidiaries. In addition, we would depend on the distribution of earnings, loans or other payments by our subsidiaries to us.

    Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the subordinated notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings.

    Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the subordinated notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

    As of February 12, 2002, we had $44.8 million of senior indebtedness outstanding, all of which was secured. See "Description of Senior Indebtedness." The indenture does not limit our ability or the ability of our subsidiaries to incur senior indebtedness or any other indebtedness.

EVENTS OF DEFAULT AND REMEDIES

    Each of the following will constitute an event of default under the indenture:

        (1) we fail to pay principal or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the indenture;

        (2) we fail to pay any interest, including any additional interest due under the registration rights agreement, on any note when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

        (3) we fail to perform any other covenant required of us in the indenture if such failure continues for 45 days after notice is given in accordance with the indenture;

        (4) we fail to comply in any material respect with any of the repurchase event provisions, including the notice and payment provisions;

        (5) we fail to make any payment at maturity on any indebtedness, including any applicable grace periods, in an amount in excess of $10,000,000, and such amount has not been paid or discharged within 30 days after notice is given in accordance with the indenture;

        (6) a default by us on any indebtedness that results in the acceleration of indebtedness in an amount in excess of $10,000,000 without this indebtedness being discharged or the acceleration being cured, waived, rescinded or annulled for 30 days after notice is given in accordance with the indenture; or

        (7) certain events in bankruptcy, insolvency or reorganization of Cubist.

    If an event of default, other than an event of default described in clause (7) above, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding subordinated notes may declare the principal amount of the subordinated notes to be due and payable immediately. If an event of default described in clause (7) above occurs, the principal amount of the subordinated notes will automatically become immediately due and payable. Any payment by us on the subordinated notes following any such acceleration will be subject to the subordination provisions described above.

    After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the subordinated notes may, under certain circumstances, rescind and annul such acceleration.

    Subject to the trustee's duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee indemnity satisfactory to it. Subject to the trustee's indemnification, the holders of a majority in aggregate principal amount of the outstanding subordinated notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the subordinated notes.

    No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

    - the holder has previously given to the trustee written notice of a continuing event of default;

    - the holders of at least 25% in aggregate principal amount of the outstanding subordinated notes have made a written request and have offered indemnity satisfactory to the trustee to institute such proceeding as trustee;

    - the trustee has not complied with the request within 60 days after receipt of the request and the offer of security or indemnity; and

    - the holders of a majority in principal amount of the outstanding subordinated notes have not given the trustee a direction inconsistent with the request within the 60-day period.

    However, these limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of, or any premium or interest on, any subordinated note on or after the applicable due date or the right to convert the subordinated note.

    Generally, the holders of a majority of the aggregate principal amount of outstanding subordinated notes may waive any default or event of default unless:

    - we fail to pay principal of, or any premium or interest on, any subordinated note when due;

    - we fail to convert any subordinated note into common stock; or

    - we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding subordinated note affected.

    We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not we, to the officers' knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to any successor person, unless:

    - the successor person, if any, is a corporation or other entity organized and existing under the laws of the United States, any state of the United States, or, if certain criteria are satisfied, any foreign jurisdiction, and assumes our obligations on the subordinated notes and under the indenture;

    - immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

    - other conditions specified in the indenture are met.

MODIFICATION OF THE INDENTURE

    We and the trustee may make certain modifications and amendments to the indenture or the subordinated notes without notice to or the consent of any holder, including modifications or amendments to comply with the merger provisions described in the indenture, to provide for uncertificated notes in addition to or in place of certificated notes, to comply with the provisions of the Trust Indenture Act, to appoint a successor trustee, to cure any ambiguity, defect or inconsistency, or to make any other change that does not adversely affect the rights of the holders.

    We and the trustee may make modifications and amendments to the indenture or the subordinated notes with the consent of the holders of a majority in aggregate principal amount of the outstanding subordinated notes.

    However, neither we nor the trustee may make any modification or amendment without the consent of the holder of each outstanding subordinated note if such modification or amendment would:

    - change the stated maturity of the principal of or interest on any subordinated note;

    - reduce the principal amount of, or any premium or interest on, any subordinated note;

    - reduce the amount of principal payable upon acceleration of the maturity of any subordinated note;

    - change the place or currency of payment of principal of, or any premium or interest on, any subordinated note;

    - impair the right to institute suit for the enforcement of any payment on, or with respect to, any subordinated note;

    - modify the subordination provisions in a manner materially adverse to the holders of subordinated notes;

    - adversely affect the right of holders to convert subordinated notes other than as provided in or under the indenture;

    - reduce the percentage in principal amount of outstanding subordinated notes required for modification or amendment of the indenture;

    - reduce the percentage in principal amount of outstanding subordinated notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

    - modify the foregoing requirements.

SATISFACTION AND DISCHARGE

    We may discharge our obligations under the indenture while subordinated notes remain outstanding if (1) all outstanding subordinated notes will become due and payable at their scheduled maturity within one year or (2) all outstanding subordinated notes have been called for redemption within one year and in either case we have deposited with the trustee an amount sufficient to pay and discharge all outstanding subordinated notes on the date of their scheduled maturity or the scheduled date of redemption.

REGISTRATION RIGHTS

    The following summary of the registration rights provided in the registration rights agreement entered into by us and the initial purchasers on October 26, 2001 and the subordinated notes is not complete. You should refer to the registration rights agreement, which is an exhibit to the registration statement covering the subordinated notes, for a full description of the registration rights that apply to the subordinated notes.

    We are filing this registration statement pursuant to our obligations under the registration rights agreement. Under the registration rights agreement, we agreed to file a shelf registration statement under the Securities Act within 60 days after the first date of original issuance of the subordinated notes to register resales of the subordinated notes and the shares of common stock into which the subordinated notes are convertible, referred to as registrable securities. We will use commercially reasonable efforts to have this shelf registration statement declared effective within 120 days after the first date of original issuance of the subordinated notes, and to keep it effective until the earliest of:

        (1) two years after the closing date;

        (2) the date when all registrable securities shall have been registered under the Securities Act and disposed of; and

        (3) the date on which all registrable securities (other than those held by our affiliates) are eligible to be sold to the public pursuant to Rule 144 under the Securities Act.

    We will be permitted to suspend the use of the prospectus which is a part of the registration statement for a period not to exceed 90 consecutive days or an aggregate of 120 days in any 12-month period under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events.

    A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement will be required to provide information about itself and the specifics of the sale, be named as a selling security holder in the related prospectus and deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales, and be bound by the provisions of the registration rights agreement.

    If:

        (1) we fail with respect to a security holder that supplies the questionnaire described below to supplement the shelf registration statement in a timely manner in order to name additional selling securities holders; or

        (2) after the shelf registration statement has been declared effective such shelf registration statement ceases to be effective or fails to be usable in connection with resales of subordinated notes and the common stock issuable upon the conversion of the subordinated notes in accordance with and during the periods specified in the registration rights agreement and
    (A) we do not cure the shelf registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (B) if applicable, we do not terminate the suspension period described above by the ninetieth day, as the case may be;

(each such event referred to in clauses (1) and (2), a registration default), additional interest will accrue daily on registrable securities over and above the rate set forth in the title of the subordinated notes, from and including the date on which any such registration default shall occur to but excluding the date on which all registration defaults have been cured, at the annual rate of 0.5% for the subordinated notes or, if applicable, on an equivalent basis per share (subject to adjustment in the case of stock splits, stock recombinations, stock dividends and the like) of common stock constituting registrable securities. We will have no other liabilities for monetary damages with respect to our registration obligations. With respect to each holder our obligations to pay additional interest remain in effect only so long as the subordinated notes and the common stock issuable upon the conversion of the subordinated notes held by the holder are "registrable securities" within the meaning of the registration rights agreement.

    We will pay all expenses of the shelf registration statement, provided each holder that is selling registrable securities pursuant to the shelf registration statement deliver copies of this prospectus and takes other actions as are required to permit registered resales of the registrable securities.

GOVERNING LAW

    The indenture and the subordinated notes are governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles.

CONCERNING THE TRUSTEE

    The Bank of New serves as the trustee under the indenture. The trustee is permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the subordinated notes, the trustee must eliminate such conflicts or resign.

    The holders of a majority in principal amount of all outstanding subordinated notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

ADDITIONAL DEFINITIONS

    For purposes of the preceding discussion the following terms have substantially the indicated definitions:

    "DESIGNATED SENIOR INDEBTEDNESS" means (1) any indebtedness outstanding under the credit facility described under "Description of Senior
Indebtedness--Senior Credit Facility," and (2) any other senior indebtedness that we designate as "designated senior indebtedness" for purposes of and in accordance with the indenture.

    "INDEBTEDNESS" means:

        (1) all of our indebtedness, obligations and other liabilities, contingent or otherwise, for borrowed money, including:

       - overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments; or

       - evidenced by a credit or loan agreement, bonds, debentures, notes or other written obligations, whether or not the recourse of the lender is to all of our assets or to only a portion thereof, other than any accounts payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

        (2) all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers' acceptances;

        (3) all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

        (4) all of our obligations evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind;

        (5) all of our obligations issued or assumed as the deferred purchase price of property or services, but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business;

        (6) all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, in connection with the lease of real property or improvements (or any personal property included as part of any such lease) that provides we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of leased property to the lessor and all of our obligations under such lease or related document to purchase or to cause a third party to purchase the leased property (whether or not such lease transaction is characterized as an operating lease or a capitalized lease in accordance with generally accepted accounting principles);

        (7) all of our obligations, contingent or otherwise, with respect to an interest rate, currency or other swap, cap, floor or collar agreement, hedge agreement, forward contract, or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

        (8) all of our direct or indirect guarantees, agreements to be jointly liable or similar agreements in respect of, and obligations or liabilities, contingent or otherwise, to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through
    (7); and

        (9) any and all deferrals, renewals, extensions, restatements, replacements and refundings of, or amendments, modifications or supplements to, or any indebtedness or obligation issued in exchange for any indebtedness, obligation or liability of the kind described in clauses
    (1) through (8).

    "SENIOR INDEBTEDNESS" means the principal of, premium and interest on, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, and rent payable on or in connection with, indebtedness, together with all fees, costs, expenses, penalties and other amounts accrued or due on or in connection with, our indebtedness unless the instrument under which the indebtedness is incurred expressly provides that it is on the same basis or junior to the subordinated notes, and all of our obligations with respect to any of the foregoing, whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions, replacements or refundings of, or amendments, modifications or supplements to, or any indebtedness or obligation issued in exchange for the foregoing. Senior indebtedness does not include any indebtedness we may have to any of our subsidiaries or affiliates or any indebtedness we may have for the purchase of goods or materials or for services obtained in the ordinary course of business, other than with the proceeds of our credit facility.

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                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 50,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following is a description of our capital stock.

COMMON STOCK

    We are authorized to issued up to 50,000,000 shares of common stock. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor and subject to any preferential dividend rights of any then outstanding preferred stock. Upon the liquidation, dissolution or winding up of our company, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to any liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

    As of February 12, 2002, there were 28,439,373 shares of common stock outstanding held by 263 stockholders of record.

PREFERRED STOCK

    We have a class of undesignated preferred stock consisting of 5,000,000 shares, $0.001 par value per share. The board of directors will be authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time shares of preferred stock in one or more series. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

    We have issued rights that are in some cases exercisable for shares of junior participating preferred stock. See "--Rights Agreement" below.

    The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future. Such rights may include voting and conversion rights which could adversely affect the holders of common stock. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends on common stock. See "Dividend Policy." Holders of preferred stock would typically be entitled to receive a preference payment in the event of a liquidation, dissolution or winding up before any payment is made to the holders of common stock. Additionally, the issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

WARRANTS

    As of February 12, 2002, there were outstanding warrants exercisable for up to 1,500,000 shares of common stock. Such warrants have expiration dates ranging from 2003 to 2006 and have a weighted average exercise price equal to $2.54 per share. The holders of the warrants are entitled to certain registration rights in respect of the shares of common stock issuable upon exercise of their respective warrants.

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REGISTRATION RIGHTS

    Certain persons and entities have rights with respect to the registration of common stock under the Securities Act. In general, in the event that we propose to register any shares of common stock under the Securities Act for our own account or the account of other stockholders at any time or times, subject to certain exceptions, we must, upon the written request, use our best efforts to cause to be registered under the Securities Act all of the shares requested to be registered. However, we are not required to register shares in excess of the amount, if any, of common stock which the principal underwriter of an underwritten offering agrees to include in such offering. Some stockholders also have the right to require us to prepare and file from time to time a registration statement under the Securities Act with respect to their shares on Form S-1 or Form S-3. Upon receipt of any such request from such holders, we will be required to use our best efforts to effect such registration, subject to certain conditions and limitations.

RIGHTS AGREEMENT

    Our board of directors has adopted a rights plan. As a result, we issued one fractional preferred share purchase right for each outstanding share of common stock outstanding on April 30, 1999. One fractional preferred share purchase right will be issued for each additional share of common stock that we issue, including shares issuable upon conversion to the subordinated notes. When exercisable, each purchase right entitles the registered holder to purchase from us one one-hundredth of a share of our Series A Junior Participating Preferred Stock, par value $0.001 per share, at a price of $20 per one one-hundredth of a preferred share.

    The rights are not exercisable until (a) 10 business days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding common stock, or
(b) 10 business days (or such later date as may be determined by our board of directors prior to such time as any person becomes a beneficial owner of 15% or more) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding common shares. The rights will expire on August 3, 2009, unless the rights are earlier redeemed by us.

    Preferred stock purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared for each common share. In the event of liquidation, the holders of the preferred shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made for each common share. Each preferred share will have 100 votes, voting together with the common shares. Finally, in the event of any merger, consolidation or other transaction in which common shares are exchanged, each preferred share will be entitled to receive 100 times the amount received for each common share. These rights are protected by customary anti-dilution provisions.

    Because of the nature of the preferred shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a preferred share purchasable upon exercise of each right should approximate the value of one common share.

    If, after the rights become exercisable, we are involved in a merger or other business combination transaction in which common shares are exchanged or changed, or 50% or more of our consolidated assets or earning power are sold, each holder of a right will the have the right to receive, upon the exercise of the right at the then current exercise price, that number of shares of common stock of the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the right.

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    If the rights become exercisable, each holder of a right will thereafter have the right to receive upon exercise that number of common shares having a market value of two times the exercise price of the right. At any time after the occurrence of any such event and prior to the acquisition by such person or group of 50% or more of the outstanding common shares, our board of directors may exchange the rights, in whole or in part, at an exchange ratio of one common share, or one one-hundredth of a preferred share per right (subject to adjustment).

    In certain circumstances, our board of directors may redeem the rights in whole, but not in part, at a price of $0.0001 per right. The redemption of the rights may be made effective at such time on such basis and with such conditions as our board may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

    Other than those provisions relating to the principal economic terms of the rights, any of the provisions of the rights agreement may be amended by our board of directors prior to the time the rights are distributed. After distribution, the provisions of the rights agreement may be amended by the board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of rights, or to shorten or lengthen any time period under the rights agreement; but, no amendment to adjust the time period governing redemption can be made at such time as the rights are not redeemable.

    Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

    The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. The rights should not interfere with any merger or other business combination approved by our board of directors in light of the ability of the board of directors to redeem the rights or amend the rights agreement as summarized above.

    The form of rights agreement between us and the rights agent specifying the terms of the rights, which includes as Exhibit B the form of Rights Certificate, is attached to our Current Report on Form 8-K filed on July 30, 1999. The rights agreement, including all exhibits, are incorporated herein by reference. The foregoing description of the rights does not purport to be complete and is qualified in its entirety by reference to the rights agreement.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

    We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within three years prior did own, 15% or more of the corporation's voting stock.

    Our Restated Certificate of Incorporation and Amended and Restated By-Laws provide that any action required or permitted to be taken by our stockholders may be taken only at duly called annual or special meetings of the stockholders, and that special meetings may be called only by the chairman of the board of directors, the president or a majority of the board of directors. These provisions could have the effect of delaying until the next annual stockholders' meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities, including actions to remove

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directors. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired all or a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

    Our Restated Certificate of Incorporation and By-Laws provide that for nominations for the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice thereof in writing to our Secretary. To be timely, a notice of nominations or other business to be brought before a stockholders meeting must be delivered not less than 50 days prior to such stockholders meeting, provided that in the event that less than 55 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, a notice of nominations or other business to be brought before such stockholders meeting must be delivered within seven days following the day on which such notice of the date of the stockholders meeting was given or such public disclosure was made. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting.

    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless the corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our Restated Certificate of Incorporation requires the affirmative vote of the holders of at least 75% of our outstanding voting stock to amend or repeal any of the foregoing provisions, or to reduce the number of authorized shares of common stock and preferred stock. A 75% vote is also required to amend or repeal any of the foregoing By-Law provisions. Such 75% stockholder vote would in either case be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might be outstanding at the time any such amendments are submitted to stockholders. The By-Laws may also be amended or repealed by a majority vote of the board of directors.

    Our Restated Certificate of Incorporation and By-Laws provide for the division of the board of directors into three classes, as nearly equal in size as possible, with staggered three-year terms. Any director may be removed only for cause and then only by the vote of a majority of the shares entitled to vote for the election of directors.

    Our Restated Certificate of Incorporation empowers the board of directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. Such factors may include (a) comparison of the proposed consideration to be received by stockholders in relation to the then current market price of our capital stock, the estimated current value of our company in a freely negotiated transaction and the estimated future value of our company as an independent entity, and (b) the impact of such a transaction on our employees, suppliers and customers and its effect on the communities in which we operate.

    The foregoing provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company.

    Our Restated Certificate of Incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. These provisions do not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. There provisions will not alter a director's liability under federal securities laws. Our Restated Certificate of Incorporation and

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By-Laws also contain provisions indemnifying our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is Fleet National Bank c/o EquiServe Limited Partnership.

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                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

    The following is a general discussion of certain U.S. federal income and estate tax considerations relevant to purchasing, owning and disposing of the subordinated notes and the common stock into which you may convert the subordinated notes. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations, all as presently in effect or proposed and all of which are subject to change, possibly with retroactive effect, or different interpretations. We have not sought any ruling from the Internal Revenue Service (the "IRS") with respect to any of the matters discussed below, and there accordingly can be no assurance that the IRS or a court will agree with the statements made or the conclusions reached herein.

    This discussion does not deal with all aspects of U.S. federal income taxation that may be important to holders of the subordinated notes or shares of the common stock received upon conversion, and it does not include any description of the tax laws of any state, local or foreign government. This discussion is limited to beneficial owners who hold the subordinated notes and any shares of common stock received upon conversion as capital assets within the meaning of Section 1221 of the Code. Moreover, this discussion is for general information only and does not address all of the U.S. federal income tax consequences that may be relevant to particular purchasers that may be subject to special rules including, without limitation, banks, holders subject to the alternative minimum tax, tax-exempt organizations, nonresident aliens subject to the tax on expatriates under Section 877 of the Code, persons having a functional currency other than the U.S. dollar, persons holding notes or common stock in a tax-deferred or tax-advantaged account, persons who are partners, shareholders or beneficiaries of an entity that holds the subordinated notes or common stock, insurance companies, dealers in securities or currencies, persons that will hold subordinated notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes, or persons deemed to sell subordinated notes or common stock under the constructive sale provisions of the Code. This summary discusses the tax considerations applicable to the initial purchasers of the subordinated notes who purchase the subordinated notes at their "issue price" as defined in Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the subordinated notes. This discussion does not address the effect of the federal estate or gift tax laws, except as set forth below with respect to non-U.S. holders.

    For the purpose of this discussion, a "U.S. holder" refers to a beneficial owner of a note or common stock who or which is:

    - an individual citizen or resident of the U.S.;

    - a corporation, partnership or other entity created or organized in or under the laws of the U.S. or political subdivision of the U.S., unless otherwise provided in regulations in the case of a partnership;

    - an estate the income of which is subject to U.S. federal income taxation regardless of its source;

    - a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons has authority to control all substantial decisions of the trust; or

    - otherwise subject to U.S. federal income tax on a net income basis in respect of its worldwide taxable income.

The term "non-U.S. holder" refers to any beneficial owner of a subordinated note or common stock other than a U.S. holder.

    Prospective purchasers are urged to consult their own tax advisors as to the particular federal, state, local and foreign tax consequences to them of the acquisition, ownership and disposition of the notes, including the conversion of the subordinated notes into shares of common stock, and the effect that their particular circumstances may have on these tax consequences.

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TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS

INTEREST ON SUBORDINATED NOTES

    Interest paid on the subordinated notes will be taxable to a U.S. holder as ordinary interest income at the time it is treated as received or accrued in accordance with the holder's regular method of accounting for U.S. federal income tax purposes. If we are required to pay additional interest as described under "Description of Subordinated Notes--Registration Rights," such additional interest should also be taxable to a U.S. holder as ordinary interest income in accordance with the holder's regular method of tax accounting. It is possible, however, that the Internal Revenue Service may take a different position, in which case U.S. holders might be required to include such additional interest in income as it accrues or becomes fixed (regardless of their regular method of tax accounting).

    In certain circumstances (for example, in the event of certain redemptions, or a registration default), we may be obligated to pay to a holder amounts in excess of the stated interest and principal on the subordinated notes. If those contingent payments were considered in determining the yield on the subordinated notes for purposes of the original issue discount provisions of the Code, the subordinated notes could be treated as having original issue discount that holders would generally realize as income on a constant-yield basis over the term of the subordinated notes. Because we believe that the likelihood of occurrence of the circumstances requiring such additional payments is remote, we do not intend to treat those contingencies as affecting the yield of the subordinated notes for these purposes. Our determination that those contingencies are remote is binding on you for federal income tax purposes unless you disclose your contrary position in a timely-filed tax return for the taxable year in which you acquire a subordinated note. However, our determination is not binding on the IRS.

CONVERSION PRICE ADJUSTMENTS

    The conversion price of the subordinated notes is subject to adjustment under certain circumstances. Certain of those adjustments, such as the adjustment occurring on certain distributions of assets to holders of common stock (or, in certain cases, the failure to make an adjustment), may be treated as constructive distributions to a holder of subordinated notes, to the extent that they increase the proportionate interest of the holder, on an as-converted basis, in our common stock. A holder may be treated as receiving a constructive distribution without regard to whether the holder ever exercises the conversion option and even though the holder does not receive any cash or other property as a result of the conversion price adjustment. Conversely, in certain circumstances in which we are not required to make a full adjustment to the conversion ratio of the subordinated notes, and the failure to make a full adjustment increases the proportionate interests of holders of our common stock, the failure to make a full adjustment may be treated as a constructive distribution to the holders of common stock, even though they do not receive any cash or other property. A constructive distribution to the holders of subordinated notes or common stock will be treated as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed under "--Dividends on Shares of Common Stock."

SALE OR EXCHANGE OF SUBORDINATED NOTES OR SHARES OF COMMON STOCK

    In general, a U.S. holder of subordinated notes will recognize capital gain or loss upon the sale, redemption, retirement or exchange (other than a conversion, which will be treated as described under "--Conversion of Subordinated Notes") of the subordinated notes measured by the difference between:

    - the amount of cash and the fair market value of any property received, except to the extent attributable to the payment of accrued interest (which will be taxed as described under "--Interest on Subordinated Notes"), and

    - the U.S. holder's tax basis in the subordinated notes.

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A U.S. holder's tax basis in subordinated notes generally will equal the cost of the subordinated notes to the holder less any principal payments that the holder has received.

    In general, a U.S. holder of common stock into which subordinated notes have been converted will recognize capital gain or loss upon the sale, exchange, redemption, or other disposition of the common stock under rules similar to those applicable to the subordinated notes. Special rules may apply to redemptions of the common stock which may result in the amount paid being treated as a dividend.

    Gain or loss on the disposition of the subordinated notes or shares of common stock will be long-term capital gain or loss if the holding period of the subordinated notes or the common stock so disposed of exceeds one year. Long-term capital gain recognized by individual taxpayers is taxable at a maximum rate of 20%, or 18% in the case of subordinated notes or common stock held for more than five years. Short-term capital gain, and all capital gain recognized by a corporate U.S. holder, is subject to tax at ordinary income tax rates.

CONVERSION OF SUBORDINATED NOTES

    A U.S. holder of subordinated notes generally will not recognize gain or loss on the conversion of the subordinated notes solely into shares of common stock, other than cash received in lieu of fractional shares or cash attributable to accrued interest. The U.S. holder's tax basis in the shares of common stock received upon conversion of the subordinated notes will be equal to the holder's aggregate tax basis in the notes converted, less any portion allocable to cash received in lieu of a fractional share. The holding period of the shares of common stock received by the holder upon conversion of subordinated notes generally will include the period during which the holder held the subordinated notes prior to the conversion. However, if a U.S. holder receives shares of common stock considered to be attributable to accrued interest, the holder's basis in such shares generally will equal the amount of such accrued interest included in income, and the holding period for such shares will begin on the date of conversion.

    Cash received in lieu of a fractional share of common stock will be treated as a payment in exchange for the fractional share and generally will result in a capital gain or loss. Gain or loss recognized on the receipt of cash paid in lieu of fractional shares generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share exchanged.

DIVIDENDS ON SHARES OF COMMON STOCK

    Distributions on shares of common stock will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits (if any) as determined under U.S. federal income tax principles. Dividends paid to holders that are U.S. corporations may qualify for the dividends-received deduction.

    To the extent that a U.S. holder receives distributions on shares of common stock that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital reducing the holder's basis in the shares of common stock. Any distribution in excess of the holder's basis in the shares of common stock will be treated as capital gain.

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TAX CONSIDERATIONS APPLICABLE TO NON-U.S. HOLDERS

INTEREST ON NOTES

    Generally, interest paid on the subordinated notes to a non-U.S. holder will not be subject to U.S. federal income tax if:

    - the interest or premium is not effectively connected with the conduct of a trade or business within the U.S. by the non-U.S. holder;

    - the non-U.S. holder does not actually or constructively own 10% or more of the total voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation with respect to which we are a "related person" within the meaning of the Code or a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

    - the beneficial owner, under penalty of perjury, certifies that the owner is not a U.S. person and provides the owner's name and address.

    The certification described in the last clause above may be provided by the non-U.S. holder or by a securities clearing organization, a bank or other financial institution that holds customers' securities in the ordinary course of its trade or business. Under U.S. Treasury regulations, the certification may also be provided by a qualified intermediary on behalf of one or more beneficial owners, or other intermediaries, provided that the intermediary has entered into a withholding agreement with the Internal Revenue Service and other conditions are met. A holder that is not exempt from tax under these rules will be subject to U.S. federal income tax withholding at a rate of 30% unless the interest is effectively connected with the conduct of a U.S. trade or business, in which case the interest will generally be subject to the U.S. federal income tax on net income that applies to U.S. persons generally. The 30% rate may be reduced (or withholding may be eliminated altogether) under an applicable income tax treaty, if the non-U.S. holder complies with applicable certification requirements by providing a properly-executed IRS Form W-8BEN. Corporate non-U.S. holders that receive interest income that is effectively connected with the conduct of a trade or business within the U.S. may also be subject to an additional "branch profits" tax on such income.

SALE OR EXCHANGE OF SUBORDINATED NOTES OR SHARES OF COMMON STOCK

    A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized upon the sale or exchange of the subordinated notes or shares of common stock unless:

    - the gain is, or is treated as, effectively connected with the conduct of a trade or business within the U.S. by the non-U.S. holder (and, if an applicable income tax treaty so requires, is also attributable to a permanent establishment of the non-U.S. holder in the U.S.); or

    - in the case of a non-U.S. holder who is a nonresident alien individual and holds the notes or common stock as a capital asset, the holder is present in the U.S. for 183 or more days in the taxable year of the sale or exchange and other conditions are met.

    A non-U.S. holder directly or indirectly owning more than 5% of our common stock may be subject to tax on the disposition of such stock if at the time of such disposition we are (or have been within the preceding five years and while the non-U.S. holder held such stock) a U.S. real property holding corporation.

CONVERSION OF SUBORDINATED NOTES

    A non-U.S. holder generally will not be subject to U.S. federal income tax on the conversion of a subordinated note into shares of common stock except with respect to cash or stock attributable to accrued interest, which will be taxed as described above under "--Interest on Subordinated Notes." To

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the extent a non U.S. holder receives cash in lieu of a fractional share on conversion, the cash may give rise to gain that would be subject to the rules described above with respect to the sale or exchange of a subordinated note or common stock.

DIVIDENDS ON SHARES OF COMMON STOCK

    Generally, any distribution on shares of common stock (including any constructive distribution as described under "Tax Considerations Applicable to U.S. Holders--Conversion Price Adjustments," above) will be treated as a dividend, return of capital, or capital gain, as described under the heading "Tax Considerations Applicable to U.S. Holders--Dividends on Shares of Common Stock," above. A distribution that is treated as a dividend under those rules and that is received by a non-U.S. holder will be subject to U.S. federal income tax withholding at a rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the U.S. by the non-U.S. holder, in which case the dividend will instead generally be subject to the U.S. federal income tax on net income that applies to U.S. persons generally, or unless an applicable income tax treaty reduces or eliminates the withholding tax and the non-U.S. holder complies with applicable certification requirements by providing a properly-executed IRS Form W-8BEN. A distribution to a non-U.S. holder that is treated as capital gain will be subject to the rules described above under "--Sale or Exchange of Subordinated Notes or Shares of Common Stock."

    Corporate non-U.S. holders that receive dividend income that is effectively connected with the conduct of a trade or business within the U.S. may also be subject to an additional "branch profits" tax on such income.

    FEDERAL ESTATE TAXES. A subordinated note beneficially owned by an individual who is a non-U.S. holder at the time of his or her death generally will not be subject to U.S. federal estate tax as a result of the individual's death, provided that:

    - the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code; and

    - interest payments with respect to such subordinated note would not have been, if received at the time of the individual's death, effectively connected with the conduct of a U.S. trade or business by the individual.

    Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death (including stock treated as owned by such non-U.S. holder by reason of a transfer subject to certain retained powers, or by reason of any transfer within three years of death) will be included in the individual's estate for U.S. federal estate tax purposes and thus will be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

POTENTIAL APPLICATION OF INTEREST DEDUCTION DISALLOWANCE RULES

ACQUISITION INDEBTEDNESS

    Under Section 279 of the Code, deductions otherwise allowable to a corporation for interest expense may be reduced or eliminated in the case of "corporate acquisition indebtedness," which is generally defined to include subordinated convertible debt issued to provide consideration for the acquisition of stock or a substantial portion of the assets of another corporation, if either (i) the acquiring corporation has a debt to equity ratio (measured with reference to tax basis) that exceeds 2 to 1 or (ii) the projected earnings of the corporation (the average annual earnings, determined with certain adjustments, for the three-year period ending on the test date) do not exceed three times the annual interest costs of the corporation. Our deductions for interest on the subordinated notes could be reduced or eliminated if the subordinated notes meet the definition of corporate acquisition indebtedness in the year of issue. In addition, the subordinated notes could become corporate acquisition indebtedness in a subsequent year if we initially meet the debt/equity ratio and earnings coverage tests, but later fail one or both tests in a year during which we issue additional indebtedness for corporate acquisitions. If we do not use any of our proceeds of the initial issuance and sale of the subordinated notes as direct or indirect consideration for an acquisition of the stock or a substantial portion of the assets of another corporation none of the interest otherwise deductible with respect to the subordinated notes will be disallowed under these rules. The availability of an interest deduction with respect to the subordinated notes was not determinative in our issuance of the notes.

CODE SECTION 163(l)

    Under Section 163(l) of the Code, the deduction otherwise available for interest paid or accrued on indebtedness is disallowed if the indebtedness is "payable in equity" of the issuer or a related party. Debt is treated as "payable in equity" of the issuer if the debt is part of an arrangement designed to result in payment of the instrument with or by reference to the issuer's equity. These arrangements include debt instruments that are convertible at the holder's option if it is substantially certain that the option will be exercised. The legislative history of Code Section 163(l) indicates that it is not expected that the provision will affect debt with a conversion feature where the conversion price is significantly higher than the market price of the stock on the date of the debt issuance. It is not clear how the conversion feature of the subordinated notes will be treated under these rules.

    The subordinated notes may be repaid in stock at our option under the circumstances described under "Description of Subordinated Notes--Repurchase at Option of Holders Upon a Repurchase Event;" however, we intend to take the position that this possibility will not result in the subordinated notes being treated as "payable in equity" for this purpose because of the unlikely nature of the contingencies described in that section. In addition, as discussed above under "Tax Considerations Applicable to U.S. Holders--Interest on Notes," we intend to take the position that certain contingent payments on the subordinated notes (including "make whole" payments that could, at our option, be paid in stock) are not required to be treated as interest because the applicable contingencies are remote. Accordingly, we do not believe that our interest deduction with respect to interest payments on the subordinated notes will be adversely affected by the application of these rules.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    Backup withholding of U.S. federal income tax at a rate of 30.5% may apply to payments with respect to a subordinated note or common stock to a U.S. holder that is not an "exempt recipient" and that fails to provide certain identifying information (such as the holder's taxpayer identification number) and certifications in the manner required. Under the Economic Growth and Tax Relief Reconciliation Act of 2001 the 30.5% withholding rate will be decreased to 28% in a series of steps. Generally, individuals are not exempt recipients, and corporations and certain other entities are exempt recipients. Payments made in respect of a subordinated note or common stock must be reported to the IRS, unless the U.S. holder is an exempt recipient or otherwise establishes an exemption.

    In the case of payments of interest or premium on a subordinated note to a non-U.S. holder, backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established, provided that neither we nor a paying agent has actual knowledge or reason to know that the holder is a U.S. holder or that the conditions of any other exemption are not in fact satisfied.

    Dividends on the common stock paid to non-U.S. holders that are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to certain information reporting requirements.

    Payments of the proceeds of the sale of a subordinated note or common stock to or through a foreign office of a U.S. holder or a foreign office of a broker that is a U.S. related person (either a "controlled foreign corporation" or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S.) or a foreign partnership (if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or such foreign partnership is engaged in a U.S. trade or business) are subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a non-U.S. holder and no actual knowledge or reason to know that such evidence is false and certain other conditions are met. Such payments are not currently subject to backup withholding.

    Payments to a non-U.S. holder of the proceeds of a sale of a subordinated note or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a non-U.S. holder and satisfies certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge or reason to know that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

    Any amounts withheld under the backup withholding rules from a payment to a holder of a subordinated note or common stock will be allowed as a refund or credit against such holder's U.S. federal income tax provided that the required information is furnished to the IRS in a timely manner.

    Prospective purchasers should consult with their own tax advisors regarding the application of the backup withholding rules to their particular situations, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

                            SELLING SECURITYHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of our common stock and the subordinated and senior notes as of February 12, 2002, by each of the selling securityholders. The selling securityholders covered by this prospectus are persons who (i) receive shares of our common stock upon conversion of our 8.5% senior convertible notes issued in connection with the financing of our headquarters in Lexington, Massachusetts,
(ii) acquired subordinated notes in transactions exempt from the registration requirements of the Securities Act, and (iii) receive shares of our common stock upon conversion of the subordinated notes.

    8.5% SENIOR CONVERTIBLE NOTES. Under a Registration Rights Agreement dated September 8, 2000 among Cubist and the selling securityholders associated with the John Hancock Life Insurance Company, we agreed to register the common stock issuable upon the exercise of 8.5% senior convertible notes and to use commercially reasonable efforts to keep the related registration statement effective for two years, or until all of the shares are sold under the registration statement, whichever comes first.

    5 1/2% CONVERTIBLE SUBORDINATED NOTES. We originally issued the subordinated notes in a private placement in October 2001. The subordinated notes were resold by the initial purchasers to qualified institutional buyers under Rule 144A under the Securities Act. Selling securityholders may offer and sell the subordinated notes and the underlying common stock pursuant to this prospectus. See also "Description of Subordinated Notes--Registration Rights."

    Our registration of the securities covered by this prospectus does not necessarily mean that the selling securityholders will sell all or any of the securities. The information provided in the table below with respect to each selling securityholder has been obtained from such selling securityholder.

    Except as otherwise disclosed below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates. Because the selling securityholders may sell all or some portion of the securities beneficially owned by them, only an estimate (assuming each selling securityholder sells all of their securities offered hereby) can be given as to the number of shares of common stock that will be beneficially owned by the selling securityholders after this offering. In addition, the selling securityholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they last provided to us any information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act. Certain selling securityholders have not provided updated information to us regarding the securities beneficially owned by them.

                                                       PRINCIPAL AMOUNT OF                            NUMBER OF
                                                        SUBORDINATED NOTES      PERCENTAGE OF         SHARES OF
                                                        BENEFICIALLY OWNED    SUBORDINATED NOTES     COMMON STOCK
NAME AND ADDRESS OF BENEFICIAL OWNER                     THAT MAY BE SOLD        OUTSTANDING       THAT MAY BE SOLD
------------------------------------                   --------------------   ------------------   ----------------
JOHN HANCOCK LIFE INSURANCE COMPANY..................               --                  --             485,417(2)
200 Clarendon Street
Boston, Massachusetts 02117
Attn: Manager, Investment Accounting Division, B-3

JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY.........               --                  --              23,487(3)
200 Clarendon Street
Boston, Massachusetts 02117
Attn: Manager, Investment Accounting Division, B-3

                                                       PRINCIPAL AMOUNT OF                            NUMBER OF
                                                        SUBORDINATED NOTES      PERCENTAGE OF         SHARES OF
                                                        BENEFICIALLY OWNED    SUBORDINATED NOTES     COMMON STOCK
NAME AND ADDRESS OF BENEFICIAL OWNER                     THAT MAY BE SOLD        OUTSTANDING       THAT MAY BE SOLD
------------------------------------                   --------------------   ------------------   ----------------
HARE & CO............................................               --                  --              93,951(3)
c/o Investors Bank & Trust Company
200 Clarendon Street
Boston, Massachusetts 02117
Attn: Michael DeVelis

INVESTORS PARTNER LIFE INSURANCE COMPANY.............               --                  --               7,829(3)
200 Clarendon Street
Boston, Massachusetts 02117
Attn: Manager, Investment Accounting Division, B-3

ALPHA U.S. SUB FUND VIII, LLC........................      $   100,000                   *                    (4)
130 Cheshire Lane, Suite 102
Minnetonka, MN 55305

ALPINE ASSOCIATES....................................        7,900,000                 4.8%                   (4)
Alpine Associates
100 Union Avenue
Cresskill, NJ 07626

ALPINE PARTNERS, L.P.................................        1,100,000                   *                    (4)
100 Union Avenue
Cresskill, NJ 07626

BLACK DIAMOND OFFSHORE LTD...........................          425,000                   *                    (4)
c/o Merrill Lynch Pierce Fenner & Smith
P.O. Box 852, UBS House, 75 Fort St.
Georgetown, Grand Cayman Islands BWI

BLACK DIAMOND CAPITAL I, LTD.........................          118,000                   *                    (4)
c/o Merrill Lynch Pierce Fenner & Smith
P.O. Box 852, UBS House, 75 Fort St.
Georgetown, Grand Cayman Islands BWI

BLACK DIAMOND CONVERTIBLE OFFSHORE LDC...............          165,000                   *                    (4)
c/o Merrill Lynch Pierce Fenner & Smith
P.O. Box 852, UBS House, 75 Fort St.
Georgetown, Grand Cayman Islands BWI

BNP PARIBAS EQUITY STRATEGIES, SNC...................       10,850,000                 6.6                    (4)
c/o Morgan Stanley, Dean Witter & Co.
555 Croton Road, 4th Floor
King of Prussia, PA 19406

COOPERNEFF CONVERTIBLE STRATEGIES FUND, L.P..........        3,255,000                 2.0                    (4)
c/o BNP Paribas Brokerage Services, Inc.
555 Croton Road, 4th Floor
King of Prussia, Pennsylvania 19406

CANYON CAPITAL ARBITRAGE MASTER HEDGE FUND, LTD......        1,750,000                 1.0                    (4)
c/o Goldman Sachs Canyon Capital Advisors
9665 Wilshire Blvd.
Ste. 200
Beverly Hills, CA 90212

CANYON VALUE REALIZATION FUND (CAYMAN) LTD...........        3,500,000                 2.1                    (4)
c/o Goldman Sachs Canyon Capital Advisors
9665 Wilshire Blvd.
Ste. 200
Beverly Hills, CA 90212

                                                       PRINCIPAL AMOUNT OF                            NUMBER OF
                                                        SUBORDINATED NOTES      PERCENTAGE OF         SHARES OF
                                                        BENEFICIALLY OWNED    SUBORDINATED NOTES     COMMON STOCK
NAME AND ADDRESS OF BENEFICIAL OWNER                     THAT MAY BE SOLD        OUTSTANDING       THAT MAY BE SOLD
------------------------------------                   --------------------   ------------------   ----------------
CANYON VALUE REALIZATION FUND, L.P...................      $ 2,000,000                 1.2%                   (4)
c/o Goldman Sachs Canyon Capital Advisors
9665 Wilshire Blvd.
Ste. 200
Beverly Hills, CA 90212

CANYON MAC 18 LTD (RMF)..............................          750,000                   *                    (4)
c/o Goldman Sachs Canyon Capital Advisors
9665 Wilshire Blvd.
Ste. 200
Beverly Hills, CA 90212

DEEPHAVEN DOMESTIC CONVERTIBLE TRADING LTD...........        2,700,000                 1.6                    (4)
130 Cheshire Lane, Suite 102
Minnetonka, MN 55305

DEUTSCHE BANK ALEX BROWN INC.........................        2,500,000                 1.5                    (4)
1251 Avenue of the Americas
New York, NY 10020

DOUBLE BLACK DIAMOND OFFSHORE LDC....................        2,189,000                 1.3                    (4)
c/o Merrill Lynch Pierce Fenner & Smith
P.O. Box 852, UBS House, 75 Fort St.
Georgetown, Grand Cayman Islands BWI

HIGHBRIDGE INTERNATIONAL LLC.........................       13,500,000                 8.2                    (4)
c/o Credit Suisse/First Boston
9 West 57th Street
27th Floor
New York, NY 10019

NEWPORT INVESTMENTS INC..............................          200,000                   *                    (4)
130 Cheshire Lane, Suite 102
Minnetonka, MN 55305

PIONEER HIGH YIELD FUND..............................       35,200,000                21.3                    (4)
The Depositary Trust Company
60 State Street
Boston, MA 02109

RAMIUS CAPITAL GROUP.................................          600,000                   *                    (4)
Ramius Capital Group LLC
666 Third Avenue, 26th Floor
New York, NY 10017

RCG HALIFAX MASTER FUND LTD..........................          650,000                   *                    (4)
Ramius Capital Group LLC
666 Third Avenue, 26th Floor
New York, NY 10017

RCG LATITUDE MASTER FUND LTD.........................        2,400,000                 1.5                    (4)
Ramius Capital Group LLC
666 Third Avenue, 26th Floor
New York, NY 10017

RCG MULTI STRATEGY LP................................        1,350,000                   *                    (4)
Ramius Capital Group LLC
666 Third Avenue, 26th Floor
New York, NY 10017

ROBERTSON STEPHENS(5)................................       63,403,000                38.4                    (4)
555 California Street, Suite 2600
San Francisco, CA 94104

                                                       PRINCIPAL AMOUNT OF                            NUMBER OF
                                                        SUBORDINATED NOTES      PERCENTAGE OF         SHARES OF
                                                        BENEFICIALLY OWNED    SUBORDINATED NOTES     COMMON STOCK
NAME AND ADDRESS OF BENEFICIAL OWNER                     THAT MAY BE SOLD        OUTSTANDING       THAT MAY BE SOLD
------------------------------------                   --------------------   ------------------   ----------------
STURGEON LIMITED.....................................      $ 1,395,000                   *                    (4)
48 Par-La-Ville Road, Suite 228
Hamilton, HM II Bermuda

UBS AG LONDON BRANCH.................................        5,000,000                 3.0%                   (4)
100 Liverpool Street
London EC2M ZRH

UBS O'CONNOR LLC.....................................        2,000,000                 1.2                    (4)
f/b/o UBS Global Equity Arbitrage Master Ltd.
USB O'Connnor LTD
141 W. Jackson Blvd. 7th Floor
Chicago, IL 60604

------------------------------

*   Less than 1% of the outstanding shares of common stock.

(1) Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities and Exchange Act of 1934, as amended. Shares of Common Stock issuable pursuant to options, warrants and convertible securities, to the extent such securities are currently exercisable or convertible within 60 days of January 25, 2002, are treated as outstanding for computing the percentage of the person holding such securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days are treated as outstanding only for purposes of determining the number of and percent owned by such person or group.

(2) Consists of 446,271 shares of common stock issuable upon conversion of a note in the aggregate principal amount of $28,500,000, assuming a conversion price of $68.8625, 31,317 shares of common stock issuable upon conversion of a note in the aggregate principal amount of $2,00,000, assuming a conversion price of $68.8625 and 7,829 shares of common stock issuable upon conversion of a note in the aggregate principal amount of $28,500,000, assuming a conversion price of $68.8625.

(3) Consists of shares of common stock issuable upon conversion of senior convertible notes and assumes a conversion price of $63.8625.

(4) Consists of a number of indeterminable shares of common stock as may be issued from time to time upon conversion of the subordinated notes, including such shares as may be issuable by reason of adjustment of the conversion price as a result of stock splits, stock dividends and similar anti-dilution provisions.

(5) Robertson Stephens acted as lead managing underwriter in our public offering of common stock in April 2000 and served as one of the initial purchasers of the subordinated notes.

                              PLAN OF DISTRIBUTION

    The securities may be sold from time to time by the selling securityholders or their donees, pledgees, transferees and other successors in interest in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. When used herein, the term "selling securityholders" refers to all of their donees, pledgees, transferees and other successors in interest.

    The securities may be sold in one or more of the following transactions:

    - on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market,

    - in the over-the-counter market,

    - in private transactions,

    - through options, or

    - a combination of any of the above transactions.

    If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering. The supplement will set forth the securities being offered and the terms of such offering, including the name or names of the broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed to be paid to broker/dealers.

    The securities described in this prospectus may be sold from time to time directly by the selling securityholders. Alternatively, the selling securityholders may from time to time offer the securities to or through broker/dealers or agents. The selling securityholders and any broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act. Any profits on the resale of the securities and any compensation received by any broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

    Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling securityholders may elect not to sell all of the securities. The selling securityholders may transfer, devise or gift such shares by other means not described in this prospectus.

    To comply with the securities laws of certain jurisdictions, if applicable, the securities must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the securities may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

    Under applicable rules and regulations under the Securities Exchange Act, any person engaged in a distribution of the securities offered hereby may not simultaneously engage in market-making activities with respect to our securities for a specified period prior to the start of the distribution. In addition, each selling securityholder and any other person participating in a distribution will be subject to the Securities Exchange Act and the rules and regulations promulgated under the Securities Exchange Act, including Regulation M, which may limit the timing of purchases and sales of common stock by the selling securityholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

    All expenses of this registration will be paid by us. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws. The selling securityholders will pay all underwriting discounts and selling commissions, if any.

                                    EXPERTS

    The financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, incorporated by reference in this prospectus, except as they relate to Terragen Discovery, Inc., have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to Terragen Discovery, Inc., by KPMG LLP, independent accountants, as stated in their report thereon. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

                                 LEGAL MATTERS

    Bingham Dana LLP, Boston, Massachusetts, has passed upon the legality of the issuance of the notes and common stock on our behalf. Justin P. Morreale, a partner at Bingham Dana LLP, is our Secretary.